Exhibit 2.1

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

Among

MAJESCO,

MAGIC INTERMEDIATE, LLC

and

MAGIC MERGER SUB, INC.

Dated as of August 8, 2020

-i-

-ii-

-iii-

-iv-

Exhibits

-v-

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 8, 2020, is entered into by and among Majesco, a California corporation (the “Company”), Magic Intermediate, LLC, a Delaware limited liability company (“Parent”) and Magic Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of July 20, 2020 (the “Original Agreement”) and in accordance with Section 10.3(a) of the Original Agreement desire to amend and restate the Original Agreement in its entirety on the terms and conditions set forth herein, and Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the California Corporations Code, as amended (the “CCC”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Transactions”), on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the Transactions, are fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.002 per share (the “Company Common Stock”), and (c) resolved to recommend that the holders of shares of Company Common Stock approve this Agreement and the Transactions;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement and (b) resolved to recommend that the holders of shares of Merger Sub’s common equity approve this Agreement and the consummation of the Transactions; and Parent, as the sole shareholder of Merger Sub, has approved this Agreement and the Transactions upon authorization of the board of directors of Parent (the “Parent Board”);

WHEREAS, the board of directors of the Principal Stockholder has unanimously (a) approved the disinvestment of the Principal Stockholder’s entire share of the Company Common Stock (the “Principal Stockholder Divestment”) and taken on record this Agreement, (b) determined that the consideration to be received by the Principal Stockholder in relation to the Principal Stockholder Divestment is fair, (c) resolved to recommend that the holders of shares of the Principal Stockholder’s common stock approve the Principal Stockholder Divestment and (d) resolved to duly organize and complete the Principal Stockholder Postal Ballot to consider and vote upon the Merger and the Principal Stockholder Divestment;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger;

WHEREAS, certain shareholders of the Principal Stockholder, the Principal Stockholder, the Company and Parent entered into that certain Support Agreement, dated as of July 20, 2020 (the “Original Promoter Support Agreement”), and concurrently with the execution of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, such shareholders of the Principal Stockholder will execute and deliver to Parent and Merger Sub an amended and restated Original Promoter Support Agreement, pursuant to which such shareholders will agree, upon the terms and subject to the conditions set forth therein, to vote in favor of, and support the Principal Stockholder Divestment;

WHEREAS, Principal Stockholder, the Company, Merger Sub and Parent entered into that certain Support Agreement, dated as of July 20, 2020 (the “Principal Stockholder Support Agreement”), and concurrently with the execution of this Agreement, the Principal Stockholder will execute and deliver to Parent and Merger Sub an amendment to the Principal Stockholder Support Agreement (the “Support Agreement”), pursuant to which Principal Stockholder will agree, upon the terms and subject to the conditions set forth therein, to act by written consent substantially in the form attached hereto as Exhibit A (the “Written Consent”) to approve this Agreement and the Transactions in accordance with Section 603 and Section 152 of the CCC; and

WHEREAS, the Company and the Guarantors entered into that certain Limited Guaranty, dated as of July 20, 2020 (the “Limited Guaranty”) and in accordance with Section 9 of the Limited Guaranty desire to amend the Limited Guaranty, and concurrently with the execution of this Agreement, and as a condition and material inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company an amendment to the Limited Guaranty entered into by the Guarantors with respect to certain obligations of the Parent under this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

Article I

Definitions

1.1 Specific Definitions. For the purposes of this Agreement, the terms defined in Section 10.2 have the meanings specified or referred to therein.

1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Article II

The Merger

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the CCC and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and from and after the Effective Time, shall be a wholly owned subsidiary of Parent and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the CCC, and (c) the Merger shall have such other effects as provided in the CCC.

2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sheppard, Mullin, Richter & Hampton, 30 Rockefeller Plaza, New York, NY 10112, at 9:00 a.m. EST three (3) Business Days following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

2.3 Effective Time. As soon as practicable following the Closing, and on the Closing Date, the Company and Parent will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of California as provided in the CCC. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of California or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

2.4 The Articles of Incorporation of the Surviving Corporation. At the Effective Time, the articles of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to read as set forth in Exhibit B hereto, until thereafter amended as provided therein or by applicable Law.

2.5 The Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time (except as to the name of the Surviving Corporation) shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

2.6 Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.7 Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Article III

Merger Consideration; Effect of the Merger on Capital Stock

3.1 Merger Consideration; Conversion of Shares of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into the right to receive cash in the amount of $16.00 per share, subject to any required withholding of Taxes (the “Merger Consideration”).

3.2 Conversion of Shares of Company Common Stock. By virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article III, shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, without interest.

3.3 Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Parties or any holder of any Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have pursuant to Section 4.7.

3.4 Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.002 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

3.5 Treatment of Equity Awards.

(a) Company Options.

(i) Unless otherwise agreed to by the Parties, at the Effective Time, each outstanding vested and unvested Company Option, shall, automatically and without any action on the part of the holder thereof, be cancelled in exchange for only the right to receive, on the first payroll date after the Closing Date an amount in cash, without interest, equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of Company Common Stock of such Company Option (less applicable Taxes required to be withheld with respect to such payment). Each outstanding Company Option which has an exercise price per share that is greater than or equal to the Merger Consideration shall automatically be cancelled at the Effective Time and forfeited for no consideration or payment.

(ii) The Company agrees to take all action reasonably necessary to effectuate the cancellation of Company Options in accordance with this Section 3.5(a) upon the Effective Time and to give effect to this Section 3.5(a) (including the satisfaction of the requirements of Rule 16b-3(e) under the Exchange Act). The cancellation of a Company Option as provided in this Section 3.5(a) shall be deemed the termination, and satisfaction in full, of any and all rights the holder had or may have had in respect of such Company Option.

(b) Company RSUs. Unless otherwise agreed to by the Parties, at the Effective Time, each outstanding Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled in exchange for only the right to receive, on the first payroll date after the Closing Date an amount in cash, without interest, equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration (less applicable Taxes required to be withheld with respect to such payment).

(c) Company ESPP. As soon as practicable following July 20, 2020, the Company shall have taken and continue to take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to the offering period in effect as of July 20, 2020 (the “Company ESPP Offering Period”), no participant may (A) increase the percentage amount of his or her payroll deduction election from that in effect on July 20, 2020 for the Company ESPP Offering Period or (B) make separate non-payroll contributions to the Company ESPP on or following July 20, 2020, other than as required by applicable Law; (ii) prior to the Effective Time, subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately on the earlier of the Effective Time and September 30, 2020; (iii) immediately prior to the Effective Time, if it occurs prior to September 30, 2020, any then-outstanding rights under the Company ESPP shall terminate and the Company shall distribute to each Company ESPP participant all of his or her accumulated payroll deductions (to the extent not yet applied to the purchase of shares of Company Common Stock) with respect to the Company ESPP Offering Period then in effect; and (iv) following the purchase of Company Common Stock pursuant to the Company ESPP Offering Period (if any), the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP after the earlier of the Effective Time and September 30, 2020. No individual who is not participating in the Company ESPP with respect to the Company ESPP Offering Period as of July 20, 2020 will be allowed to commence participation in the Company ESPP following July 20, 2020.

(d) Company Equity Payments. Any payments to which holders of Company Options and Company RSUs (collectively, the “Company Equity Awards”) are entitled to pursuant to Section 3.5(a) and Section 3.5(b), respectively (collectively, the “Company Equity Payments”) shall be made through the Surviving Corporation’s payroll on the first payroll date after the Closing Date and in accordance with Section 3.5(a) and Section 3.5(b).

(e) Company Actions. At or prior to the Effective Time, the Company, the Company Board and, if necessary or appropriate, the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Equity Awards pursuant to Section 3.5(a) and Section 3.5(b) and (ii) cause the Stock Plan and the Company ESPP to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards. The Company shall provide to Parent or its counsel for review drafts of any documentation prepared by the Company or its counsel to effectuate the foregoing and shall consider in good faith Parent’s comments thereto.

Article IV

Delivery of Merger Consideration; Procedures for Surrender

4.1 Paying Agent. At the Effective Time, or as promptly as possible thereafter, Parent shall deposit or cause to be deposited with a paying agent selected by the Company and approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) (the “Paying Agent”), for the benefit of the holders of Eligible Shares, an aggregate amount of cash necessary for the Paying Agent to make payments under Section 3.1 (such cash being hereinafter referred to as the “Exchange Fund”). The paying agent agreement pursuant to which the Company shall appoint the Paying Agent shall be in form and substance reasonably acceptable to Parent attached hereto as Exhibit C. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The Exchange Fund may be invested by the Paying Agent as reasonably directed by Parent; provided, however, that any such investment shall in all events be limited to (i) direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) certificates of deposit or bank repurchase agreements of commercial banks with capital exceeding $5 billion or (iii) AAA rated 2A-7 fixed NAV money market funds (or those of similar quality), or a combination of the foregoing clauses (i), (ii) and (iii), and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the aggregate Merger Consideration and the other payments contemplated by this Article IV, Parent shall or shall cause the Surviving Corporation to promptly replace or restore, or cause the replacement or restoration, of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make the payment of the aggregate Merger Consideration contemplated by this Article IV. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1 may, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

4.2 Procedures for Surrender.

(a) With respect to Certificates, as promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to provide or make available to each holder of record of each such Certificate (i) notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal in customary form and reasonably approved by the Company, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) to the Paying Agent (the “Letter of Transmittal”), and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) to the Paying Agent (including instructions with respect to the delivery to the Paying Agent of IRS Form W-9 or IRS Form W-8, as applicable). Upon surrender to the Paying Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Surviving Corporation shall cause the Paying Agent to promptly (and in any event, within three (3) Business Days thereafter) provide or make available to each holder of record of any such Certificate in exchange therefore a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.6) of (A) the number of Eligible Shares represented by such Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) multiplied by (B) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled.

(b) With respect to each Book-Entry Share not held through DTC (each, a “Non-DTC Book-Entry Share”), promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to provide or make available to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.6) of (A) the number of Non-DTC Book-Entry Shares held by such holder multiplied by (B) the Merger Consideration, and the Non-DTC Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent and DTC to ensure that the Paying Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 10:30 a.m. EST on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration for each such Eligible Share that each such holder has the right to receive pursuant to this Article IV.

(d) No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article IV.

4.3 Transfers.

(a) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of the Company’s capital stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of the Company’s capital stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(b) With respect to Certificates, in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Effective Time, a check for the cash (after giving effect to any required Tax withholdings as provided in Section 4.6) to be paid upon due surrender of the Certificate, may be issued or paid to such a transferee if the Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Paying Agent. Until surrendered as contemplated by this Section 4.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable pursuant to this Article IV.

(c) With respect to Book-Entry Shares, payment of the Merger Consideration, payable pursuant to this Article IV, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.

4.4 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund) that remains unclaimed by the holders of the Eligible Shares one year after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article IV shall thereafter look only to Parent or the Surviving Corporation for delivery of the Merger Consideration that such holder has the right to receive pursuant to this Article IV. Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of shares of the Company’s capital stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

4.5 Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will, subject to Section 4.7 in respect of any Certificate representing Excluded Shares, issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration payable pursuant to this Article IV, had such lost, stolen or destroyed Certificate been surrendered.

4.6 Withholding. Each of Parent, the Paying Agent and the Surviving Corporation (and each of their Affiliates) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or non-U.S. Law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Assuming the Company delivers the FIRPTA Certificate in accordance with Section 7.21, the Parties acknowledge and agree that as of the date hereof no withholding is expected to apply to any portion of the Merger Consideration to be paid to the Principal Stockholder.

4.7 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and has properly demanded that the Company purchase such shares for their fair market value in accordance with, and who complies in all respects with, Chapter 13 of the CCC (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration and will instead represent only a right to the payment amount as may be determined to be due with respect to such Dissenting Shares pursuant to Chapter 13 of the CCC (subject to deduction for any required withholding Tax). If any such holder withdraws such holder’s demand for purchase of such Dissenting Shares for fair market value pursuant to Chapter 13 of the CCC or becomes ineligible for such payment, then the right of such holder to receive such payment in respect of such Dissenting Shares shall cease, and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to deduction for any required withholding Tax. The Company will give Parent prompt notice of any written demands received by the Company for the purchase of shares of Company Common Stock pursuant to Chapter 13 of the CCC, attempted withdrawals of such demands and any other instruments served pursuant to the CCC and received by the Company relating to demands to be paid the fair market value of Dissenting Shares, and Parent will have the right to direct all negotiations and Proceedings with respect to such demands. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

Article V

Representations and Warranties of the Company

Except as set forth in the Company Reports filed with or furnished to the SEC and made publicly available prior to July 20, 2020 (excluding any disclosures set forth under the captions “Risk Factors”, “Forward-Looking Statements” or in any other section to the extent they are cautionary, predictive or forward-looking in nature, except to the extent such information consists of factual, historical or current statements), or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company on July 20, 2020 (the “Company Disclosure Letter”), it being agreed that (i) for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection (other than representations and warranties in Section 5.2 [Capital Structure of the Company] to which the relevance of such item is reasonably apparent on its face and (ii) nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.2 [Capital Structure of the Company], Section 5.3 [Corporate Authority; Approval and Fairness], Section 5.4 [Governmental Filings; No Violations; Certain Contracts, Etc.], Section 5.6 [Absence of Certain Changes], Section 5.11 [Takeover Statutes] and Section 5.19 [Brokers and Finders]), the Company hereby represents and warrants, as of July 20, 2020 and as of the Closing, to Parent and Merger Sub that:

5.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 5.1 of the Company Disclosure Letter sets forth the name, jurisdiction of incorporation or organization (as applicable) and entity form of each Significant Subsidiary (as defined in Rule 1.02(w) of Regulation S-X under the Exchange Act) of the Company. The Company has made available to Parent prior to July 20, 2020 true, complete and correct copies of the Organizational Documents of the Company and each of its Significant Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Organizational Documents in any material respect.

5.2 Capital Structure of the Company.

(a) The authorized capital stock of the Company consists of (i) 450,000,000 shares of Company Common Stock, of which 43,294,679 shares were issued and outstanding as of the close of business on July 6, 2020 (the “Capitalization Date”), and (ii) 50,000,000 shares of preferred stock, par value $0.002 per share, of which no shares were issued and outstanding as of the close of business on the Capitalization Date. As of the Capitalization Date, 54,999 shares of Company Common Stock and no shares of preferred stock were held by the Company as treasury shares. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The only shares of Company Common Stock reserved for issuance as of the Capitalization Date, were (i) 1,973,775 shares of Company Common Stock reserved for issuance pursuant to awards available for issuance under the Stock Plan and 2,908,756 shares of Company Common Stock reserved for issuance pursuant to the exercise of equity awards issued and outstanding under the Stock Plan, (ii) 1,844,420 shares of Company Common Stock reserved for issuance pursuant to purchases made under the Company ESPP (with estimated aggregate contributions of $10,000 that were received by the Company for the current offering period pursuant to the ESPP), of which 9,023 shares will be issued prior to the Effective Time with respect to purchases made under the ESPP for the most recently completed offering period, (iii) 370,000 shares of Company Common Stock were reserved for issuance pursuant to the outstanding unvested Company RSUs, and (iv) 25,000 shares of Company Common Stock reserved for issuance pursuant to the Company Warrant, all of which have been granted and are outstanding as of the Capitalization Date. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any mortgage, pledge, lien, charge, security interest, adverse right or other encumbrance (an “Encumbrance,” and any action of correlative meaning, to “Encumber”), and (A) not subject to any preemptive rights or any restriction on the right to vote, voting trusts, proxies, transfer, sell or otherwise dispose of such outstanding capital stock and (B) not subject to or issued in violation of any purchase option, warrant, call option, right of first refusal, right of first offer, preemptive right, subscription right, grants or any similar right, commitment, understanding, restriction or arrangement that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company. There are no accrued and unpaid dividends with respect to any outstanding shares of Company capital stock. The Company does not have a stockholder rights plan in effect. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for shares of capital stock of the Company, securities having the right to vote or other equity) with the stockholders of the Company on any matter. Since the Capitalization Date through July 20, 2020, neither the Company or any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments to any Person based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of any Company Securities. All grants of Company Equity Awards were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with the Stock Plan and applicable Law, including the applicable requirements of Nasdaq.

(b) Section 5.2(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards as of the close of business on the Capitalization Date, setting forth the type of such Company Equity Award, the number of shares of Company Common Stock subject to each Company Equity Award, the employee name of the holder of such Company Equity Award, the grant date and vesting commencement date of such Company Equity Award, the expiration date of such Company Equity Awards, the exercise price or purchase price of such Company Equity Award, the vesting schedules or vesting conditions or other restrictions with respect to each Company Equity Award (including any acceleration provisions), and whether such Company Equity Award is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code, as applicable. Except as set forth in Section 5.2(a) or Section 5.2(b) of the Company Disclosure Letter, or for any Company Equity Awards granted following July 20, 2020 in accordance with the terms of this Agreement, there are no outstanding (i) shares of capital stock or voting securities of the Company or its Subsidiaries, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, or cash payment in lieu of a share of capital stock, or voting securities of the Company or any of its Subsidiaries, (iii) preemptive or other outstanding rights, options, rights of first refusal, rights of first offer, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, dispose or sell any shares of capital stock, or cash payment in lieu of a share of capital stock, or other securities of the Company or any of its Subsidiaries, (iv) restricted shares, performance shares, contingent value rights, “phantom” stock or similar securities, rights or pay cash in lieu of a share of capital stock or rights with respect to the capital stock of the Company or any of its Subsidiaries, (v) stock options intended to constitute “incentive stock options” within the meaning of Section 422 of the Code, or (vi) securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, directly or indirectly, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding (the items described in the foregoing being referred to collectively as the “Company Securities”). Upon any issuance of any shares of Company Common Stock in accordance with the terms of the Stock Plan, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. There are no voting trusts, proxies, or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the disposition or voting of any shares of capital stock of the Company or any of its Subsidiaries.

(c) Section 5.2(c) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person. Each outstanding share of capital stock of or voting security in each Subsidiary of the Company is (i) owned, directly or indirectly, beneficially and of record, by the Company or one of its Subsidiaries, (ii) duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Encumbrances, (iv) not subject to any preemptive rights or any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding capital stock or voting security and (v) not subject to or issued in violation of any purchase option, call option, right of first refusal, right of first offer, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of applicable law, the organizational documents of such Subsidiary or any contract to which such Subsidiary is a party or otherwise bound. There are no outstanding (A) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (B) options, warrants or other rights or arrangements obligating the Company to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (C) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries. There are no outstanding or authorized equity appreciation, phantom stock, profits interests or similar rights with respect to any Subsidiary of the Company.

(d) The Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

(e) Section 5.2(e) of the Company Disclosure Letter sets forth the maximum aggregate purchase price for Company Common Stock to be purchased under the Company ESPP (assuming for this purpose that (i) the closing price of the shares of Company Common Stock on the Nasdaq on the Capitalization Date is the Option Price (as defined in the Company ESPP) and (ii) no new offering period under the Company ESPP commences following July 20, 2020 in accordance with Section 3.5(c)).

5.3 Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and, subject only to the receipt of the Written Consent, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and other than the Written Consent, no additional corporate actions on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company or the consummation of the Transactions. The only vote of holders of any class of capital stock of the Company necessary to approve this Agreement and to consummate the Merger and the Transactions (under applicable Law, the Company’s Organizational Documents or otherwise) is the Written Consent. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders (other than the Parent, Merger Sub and any of Parent’s other direct or indirect Subsidiaries), approved and declared advisable the execution, delivery and performance by the Company of this Agreement, the Merger and the other Transactions and resolved to recommend approval of this Agreement and the consummation of the Transactions to the holders of shares of Company Common Stock (the “Company Recommendation”), which Company Recommendation has not been withdrawn, rescinded or modified in any way as of July 20, 2020, (ii) directed that approval of this Agreement be submitted to the holders of shares of Company Common Stock for their approval and (iii) received the opinion of its financial advisor, Nomura Securities International, Inc. (the “Company Financial Advisor”), which may be oral provided that the Company Financial Advisor has committed to deliver its written opinion promptly following the execution of this Agreement, to the effect that as of the date hereof, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of shares of Company Common Stock (other than Parent or any Affiliates of Parent), is fair, from a financial point of view to such holders (the “Opinion”), and the Company has been authorized by the Company Financial Advisor to permit the inclusion of the Opinion in the Consent Solicitation Statement.

(c) Except for (a) the filing with the SEC of a consent solicitation statement pursuant to Section 14(a) of the Exchange Act (the “Consent Solicitation Statement”) soliciting the approval of this Agreement by the stockholders of the Company other than the Principal Stockholder, (b) the filing of the Certificate of Merger with the Secretary of State of the State of California pursuant to the CCC and such filings with governmental Entities to satisfy the applicable Laws of states in which the Company or its subsidiaries are qualified to do business, (c) any notices or filings under the HSR Act, (d) filings required by the applicable requirements of the Securities Act or the Exchange Act, and (e) the consents or approvals listed in Section 5.4(a) of the Company Disclosure Letter, no consents, authorizations, orders or approvals of or filings or registrations with or notifications to any Governmental Entity are necessary in connection with (i) the execution, performance and delivery by the Company of this Agreement and (ii) the consummation by the Company of the Transactions, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) The delivery of the Written Consent will constitute the requisite stockholder action to approve the Merger under applicable Laws, including Section 152 of the CCC, and the Organizational Documents of the Company and is the only approval of the stockholders of the Company necessary to approve the Merger and the consummation of the Transactions.

(e) The information relating to the Company, the Company’s Subsidiaries and its or their respective officers and directors that is or will be provided by the Company or its Representatives for inclusion in the Consent Solicitation Statement, and in any other document filed with any other Governmental Entity in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Consent Solicitation Statement (except for such portions thereof that relate only to Parent or Merger Sub) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

5.4 Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) under Antitrust Laws, (ii) pursuant to or under the CCC, the Exchange Act and the Securities Act, including the filing of the Consent Solicitation Statement with the SEC, (iii) required to be made with Nasdaq, (iv) with respect to state securities, takeover and “blue sky” Laws and (v) the other filings required by Governmental Entities set forth on Section 5.4(a) of the Company Disclosure Letter, no material actions, filings, notices, reports, consents, registrations, approvals, permits, declarations or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be made or obtained by the Company or any of its Subsidiaries with or from any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or reasonably be expected to result in a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any Material Contract or Lease or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a), under any Law to which the Company or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Material Contract or Lease or require any consent or approval thereunder, except in the case of (ii) or (iii) above, or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.5 Company Reports; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since March 31, 2018 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished to the SEC and those filed or furnished to the SEC subsequent to July 20, 2020, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (or, if amended, as of the date of such amendment), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to July 20, 2020 will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by the Company since the Applicable Date was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification (or, if amended, as of the date of such amendment), such certification was true and accurate and complied with the Sarbanes-Oxley Act. None of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company Reports filed prior to July 20, 2020. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) The Company has made available to Parent true, correct and complete copies of all comment letters received by the Company from the SEC since the Applicable Date relating to the Company Reports, together with all written responses of the Company thereto. There are no outstanding or unresolved comments in any comment letters received by the Company from the SEC relating to the Company Reports and the Company has not received any notice from the SEC that any of the Company Reports is the subject of any ongoing review, outstanding comment or outstanding investigation by the SEC.

(c) The Company has established and maintains, and has at all times since March 31, 2018 maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all (i) information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has established and maintains, and has at all times since January 1, 2018 maintained, internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2019, and such assessment concluded that such system was effective. Since January 1, 2018, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act (including Section 302 and 906 thereof). Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of Company management, and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(d) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after July 20, 2020, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after July 20, 2020, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not individually or in the aggregate be material in amount or effect to the Company and its consolidated Subsidiaries), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Since March 31, 2017, none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company, (ii) any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s preparation of financial statements or internal control over financial reporting, or (iii) any claim or allegation regarding any of the foregoing.

(e) The Company, based on its most recent evaluation of internal control over financial reporting, has not identified or been advised in writing by the Company’s independent registered public accounting firm of (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial presorting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the preparation of financial statements or the Company’s internal control over financial reporting. Since the Applicable Date, no material complaints, allegations, assertions or claims from any source regarding accounting, internal accounting controls or auditing matters, or regarding questionable accounting or auditing matters, have been received by the Company or, to the Knowledge of the Company, the Company’s independent registered public accounting firm that remain unresolved.

(f) Section 5.5(f) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company as of July 20, 2020, other than Indebtedness included with specificity in the Company Reports.

5.6 Absence of Certain Changes. Since March 31, 2020 through July 20, 2020, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in, the Ordinary Course, and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Except as expressly contemplated by this Agreement, since March 31, 2020 through July 20, 2020, the Company has not taken any actions which, had such actions been taken after July 20, 2020, would have required the prior written consent of Parent pursuant to Section 7.1(b).

5.7 Litigation and Liabilities.

(a) There are no, and for past three (3) years have been no, Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any present or former officer, director or employee, in their capacities as such, of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No examination of the Company by any Governmental Entity has resulted in materially negative outstanding findings, requests or orders that have not been addressed. No notices or written correspondence from the Reserve Bank of India has been received by (i) the Principal Stockholder, in relation to its shareholding in the Company or any alleged non-compliance with applicable Laws relating to Indian foreign exchange control, (ii) Majesco Software and Solutions India Private Limited, in relation to its foreign shareholding and capitalization or any alleged non-compliance with applicable Laws relating to Indian foreign exchange control.

(b) Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company Reports filed prior to July 20, 2020, (ii) incurred in the Ordinary Course since March 31, 2020, or (iii) incurred in connection with this Agreement, there are no obligations or liabilities required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

(c) As July 20, 2020, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which the Company and its Subsidiaries conduct their businesses, that otherwise is material to the Company and its Subsidiaries, taken as a whole, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Transactions.

5.8 Employee Benefits.

(a) Section 5.8(a) of the Company Disclosure Letter sets forth a complete and correct list, by jurisdiction, of each material Company Benefit Plan. With respect to each Company Benefit Plan, the Company has made available to Parent to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles and any IRS determination letter, (ii) the most recent summary plan description (and any summaries of material modifications thereto), (iii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iv) the most recently prepared actuarial report and (v) all material or non-routine correspondence to or from any Governmental Entity received since the Applicable Date with respect to any Company Benefit Plan.

(b) Each Company Benefit Plan, has been established, maintained, funded, operated and administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code. With respect to each Company Benefit Plan, all material contributions, distributions, reimbursements, premiums or other payments that are due have been timely made in all respects in accordance with the terms of the Company Benefit Plan and in compliance with the requirements of applicable Law, and all contributions, distributions, reimbursements, premiums or other payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(c) (i) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code, has received a current favorable determination letter from the IRS or may rely upon a current opinion or advisory letter from the IRS, and nothing has occurred that, to the Knowledge of the Company, could reasonably be expected to adversely affect the qualification or tax exemption of any such Company Benefit Plan and (ii) with respect to any Company Benefit Plan, (x) neither the Company nor any of its Subsidiaries or (y) to the Knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. There is no Proceeding (other than routine and undisputed claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or against the assets of any Company Benefit Plan.

(d) No Company Benefit Plan is, and none of the Company, any of its Subsidiaries nor any Company ERISA Affiliate has sponsored, maintained, established, participated in, contributed (or had any obligation of any sort) in the last six years to, or otherwise has any current or contingent liability or obligation under or with respect to, (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or other plan that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). No Company Benefit Plan (including any Non-U.S. Company Benefit Plan) provides, and neither the Company nor any of its Subsidiaries has promised or has any other current or potential obligation to provide, post-termination or post-retirement health or other welfare benefits, other than under the Company’s disability plans or other than as otherwise required by COBRA or any other applicable Law for which the covered Person pays the full cost of coverage. Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation to the Pension Benefit Guaranty Corporation or otherwise under Title IV of ERISA, including on account of at any time being considered a single employer with any other Person under Section 414 of the Code or under any successor liability theory.

(e) Neither the Company nor any of its Subsidiaries has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any material Tax, penalty or other liability (x) pursuant to Sections 4980B, 4980D, or 4980H, of the Code, or (y) as it relates to employee healthcare coverage related information Tax Returns, pursuant to Sections 6721 or 6722 of the Code.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions, either alone or in combination with another event, could (i) entitle any Company Employee (or other current or former individual service provider of the Company or any of its Subsidiaries) to any payment, including severance pay or any increase in severance pay or result in any other compensation or benefit (including the forgiveness of any indebtedness) becoming due to any Company Employee (or other current or former individual service provider of the Company or any of its Subsidiaries); (ii) accelerate the time of payment, funding or vesting, or increase the amount or value of any compensation or benefits, or other rights under any Company Benefit Plan or otherwise; (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan; (iv) otherwise give rise to any liability under any Company Benefit Plan; or (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time. No Indian resident employee eligible under any Non-U.S. Company Benefit Plan is entitled to any options in relation to shares of Company Common Stock.

(g) Each plan, program, agreement or other arrangement of the Company or any of its Subsidiaries that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been documented, operated and maintained, in form and operation, in all material respects in accordance with Section 409A of the Code and applicable guidance of the Department of Treasury and IRS; such that no amount is or has been subject to interest, Tax or penalties in respect of such arrangement failing to be in compliance with Section 409A of the Code;

(h) None of the Company or any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

(i) Neither the execution and delivery of this Agreement and the other transaction documents nor the consummation of the Transactions (either alone or in conjunction with any other event) could, directly or indirectly, result in the payment, separately or in the aggregate, of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or non-U.S. Tax law).

(j) Without limiting the generality of the other provisions of this Agreement: (i) all Non-U.S. Company Benefit Plans have been established, maintained, funded, operated and administered in all material respects in compliance with their terms and with applicable Law; (ii) all material employer and employee contributions to each Non-U.S. Company Benefit Plan required by Law or by the terms of such Non-U.S. Company Benefit Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices; (iii) each Non-U.S. Company Benefit Plan required to be registered or intended to meet certain regulatory or requirements for favorable tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements; (iv) no Non-U.S. Company Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities; and (v) all Non-U.S. Company Benefit Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Non-U.S. Company Benefit Plan that is not required to be funded.

5.9 Labor Matters.

(a) No Company Employees are represented by a labor or trade union, works council, staff association, employee representative body, or other labor organization. The Company and its Subsidiaries are not party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, works council, employee representative body or other labor organization (each, a “Company Labor Agreement”) nor is there any pending or, to the Knowledge of the Company, threatened labor representation request or petition with respect to any employee of the Company or any of its Subsidiaries. To the Knowledge of the Company, there is, and since the Applicable Date, has been, no union organizing activities, election or other activities involving employees of the Company or its Subsidiaries. Neither the execution and delivery of this Agreement nor the Transactions will require consultation with, the consent of, or advance notification to, any works councils, labor unions or similar labor organizations with respect to any Company Employees, other than any such consents the failure of which to obtain, or advance notifications the failure of which to provide, as would not reasonably be expected to be material to the Company or its Subsidiaries. There are no Company Labor Agreement applicable to employees of the Company or its Subsidiaries located outside the United States and to which the Company or any of its Subsidiaries is a party to or otherwise is bound by.

(b) There is, and since the Applicable Date has been, no strike, picketing, lockout, slowdown, work stoppage, material unfair labor practice or other material labor dispute, arbitration or grievance pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries currently contemplates a lockout of any employees.

(c) Each of the Company and its Subsidiaries are, and since the Applicable Date has been, in compliance with all applicable Laws respecting labor, employment and employment practices, including those respecting its own internal policies, terms and conditions of employment, contractual obligations, fair employment practices, equal employment opportunity, nondiscrimination, consultation with employees, wages and hours (including payment of all compensation to and classification of current and former employees and independent contractors), collective bargaining, worker and employee classification, employee termination (actual or constructive), plant closing, changes in operations, payment and withholding of payroll, social security and employment Taxes, immigration, and occupational safety and health, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law (the “WARN Act”) that remains unsatisfied, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as would not result in material liability for the Company and its Subsidiaries: (i) the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that has come due and payable to their current or former employees and independent contractors under applicable Laws, Contract or company policy; and (ii) each individual who is providing or within the past three (3) years has provided services to the Company and its Subsidiaries and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.

(d) No Company Employee is entitled to payment, compensation, benefits or acceleration of payment or vesting of any such compensation or benefits, in connection with the Transactions, and no arrangement with respect to the foregoing (whether oral or written) is in place.

(e) The Company and its Subsidiaries have thoroughly and impartially investigated all discrimination and sexual harassment allegations of, by, or against, any current or former employee. With respect to each such allegation with potential merit, the Company or the applicable Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment, and the Company and its Subsidiaries do not reasonably expect to incur material liability with respect to any such allegations.

(f) The Company has provided a true and accurate list of all Company Employees as of July 8, 2020, including the entity that employs or engages them, their remuneration (including without limitation any severance payment, commission, bonus or other incentive arrangements), immigration status, including the type and expiration date of any relevant work authorization, the date on which their continuous service began, the job title for each, and for employees in the United States their exempt or non-exempt classification.

(g) No employee layoff, facility closure or shutdown (whether voluntary or by order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Company or its Subsidiaries has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law or in connection with or in response to COVID-19. The Company and its Subsidiaries have taken reasonable steps to protect employees and independent contractors in the workplace with respect to COVID-19 and have not otherwise experienced any material employment-related liability with respect to COVID-19.

5.10 Compliance with Laws; Licenses.

(a) The Company and each of its Subsidiaries are, and since the Applicable Date, have been, in material compliance with all Laws applicable to the Company or any of its Subsidiaries, including Payment Services Directive (PSD2 – EU Directive 2015/2366) and applicable unclaimed property Laws, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Except with respect to regulatory matters covered by Section 7.6, no material investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) The Company and each of its Subsidiaries has obtained and is in compliance with in all material respects all Licenses necessary to conduct their respective businesses as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Transactions and no suspension or cancellation of any of the Licenses is pending or, to the Knowledge of the Company, threatened, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d) The Company, its Subsidiaries and their respective officers, directors or employees, and, to the Knowledge of the Company, all of their respective other Representatives are in compliance in all respects with and in the last five (5) years have complied in all respects with (i) the FCPA, (ii) the UK Bribery Act 2010 (the “UKBA”), and (iii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. Without limiting the foregoing in the last five (5) years none of the Company, any of its Subsidiaries or their respective officers, directors or employees, nor, to the Knowledge of the Company, any of their respective other Representatives (A) have paid, received, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value, (B) have established or maintained, or are maintaining, any unlawful fund of corporate monies or properties, (C) have used or are using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other expenses, (D) have, directly or indirectly, made, offered, authorized, facilitated, or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any national, provincial, municipal or other Government Official, any political party or candidate for political office, or any other Person in each case (A) – (D), connection with or relating to the business of the Company or its Subsidiaries in violation in any respect of the FCPA, the UKBA, and any Laws described in clause (iii) (collectively, “Anti-Corruption Laws”).

(e) The Company, its Subsidiaries, and their respective officers, directors, employees and, to the Knowledge of the Company, any of their respective other Representatives has at all times during the past five (5) years is currently, and will remain in compliance in all material respects with Sanctions and Export Control Laws and U.S. antiboycott requirements (collectively, “Trade Controls”). None of the Company, any of its Subsidiaries or their respective officers, directors or employees or, to the Knowledge of the Company, any of their respective other Representatives are currently or have in the last five years been: (i) a Sanctioned Person; (ii) organized, resident, or located in a Sanctioned Country, (iii) operating in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) otherwise in violation of any Trade Controls.

(f) The operations of the Company and its Subsidiaries are and, since the Applicable Date, have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations, or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”).

(g) No investigation, inquiry or enforcement proceedings by or before any Governmental Entity involving the Company or any of its Subsidiaries or any of their respective officers, directors or employees, nor to the Knowledge of the Company, any of their respective other Representatives with respect to the Money Laundering Laws, Trade Controls or Anti-Corruption Laws of which the Company or its Subsidiaries has been notified, is pending or, to the Knowledge of the Company, has been threatened in writing, and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

5.11 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Organizational Documents is or will be applicable to the Company, the shares of Company Common Stock, or the Transactions.

5.12 Environmental Matters.

(a) Each of the Company and its Subsidiaries is in compliance, and has complied at all times since the Applicable Date, in all material respects with all applicable Environmental Laws.

(b) Each of the Company and its Subsidiaries, and all Leased Real Property used in the conduct of the businesses of the Company and its Subsidiaries: (A) possesses and since the Applicable Date has maintained, and is and since the Applicable Date has been in compliance in all material respects with all Licenses required by applicable Environmental Laws; (B) is not the subject of any pending or, to the Knowledge of the Company, threatened Proceeding or written notice from any Person or Governmental Entity alleging the material violation of, or regarding any material liability under, any applicable Environmental Law; (C) is not currently subject to any Governmental Order (including any court order, administrative order or decree) arising under any Environmental Law; and (D) has not (nor has any other Person to the extent giving rise to liability for the Company or its Subsidiaries) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released, exposed any Person to, and no current or former Leased Real Property has had any emissions or discharges of or contamination by, Hazardous Substances, except as permitted under applicable Environmental Laws and as would not give rise to any material liabilities under Environmental Laws.

(c) Each Product complies and has complied in all material respects with, and has not resulted in any material liabilities of the Company or its Subsidiaries under, any and all applicable Laws (including Environmental Laws), including those pertaining to the presence (or absence) of Hazardous Substances or specified substances in electrical or electronic or other products; registration or notification of chemical substances in products; labeling of product or product packaging as respects product content or as respects health, safety or environmental effects or attributes or as respects required end-of-life handling or disposition of products or product packaging; and coverage and payment of fees under an approved scheme for end-of-life, return and recycling of products or of product packaging.

(d) The Company has made available to Parent all material environmental audits, reports and other material environmental documents received by the Company or its Subsidiaries since the Applicable Date materially bearing on environmental liabilities of the Company or its Subsidiaries or current Products, properties, facilities or operations, in each case which are in its possession or under its reasonable control.

5.13 Tax Matters.

(a) All income and other material Tax Returns required to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with applicable Law (taking into account any applicable extensions of time within which to file), and all such Tax Returns are true and complete in all material respects.

(b) Any unpaid Taxes of the Company and each of its Subsidiaries (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Reports and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(c) The Company and each of its Subsidiaries has timely paid (or has had timely paid on its behalf) or has timely withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable (whether or not shown on any Tax Return). There are no Encumbrances for Taxes (other than Encumbrances for Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(d) There is no claim, assessment, audit, or similar Proceeding now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax. Neither the Company nor any of its Subsidiaries has executed, requested or filed with any Governmental Entity any agreement extending the period for assessment or collection of any Taxes or for the filing of any Tax Return which has not since expired.

(e) No claim has ever been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or its Subsidiaries is or may be subject to Taxes assessed by such jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has ever been a distributing corporation or a controlled corporation in a transaction intended to qualify under Section 355 or Section 361 of the Code.

(g) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than a group the common parent of which is or was the Company or any of its Subsidiaries.

(h) None of the Company or any of its Subsidiaries has been a party to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulation 1.6011-4(b)(2) (or any similar or analogous provision of state, local or non-U.S. Law).

(i) None of the Company or any of its Subsidiaries (i) is a party to or bound by (x) any Tax allocation or sharing agreement, or any similar agreement, or (y) any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Taxing Authority, or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar or analogous provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise.

(j) The Company and each of its Subsidiaries has (A) properly collected and remitted sales, use, value added and similar Taxes with respect to sales or leases made or services provided to its clients and (B) for all sales or leases made or services provided that are exempt from such Taxes and that were made without charging or remitting sales or similar Taxes, properly received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or service as exempt.

(k) None of the Company or any of its Subsidiaries will be required to include any amount in income, or exclude any item of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in method of accounting occurring on or prior to the Closing Date, (ii) the use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar or analogous provision of state, local, or non-U.S. Law), (iv) an installment sale or open transaction arising on or before the Closing Date, (v) a prepaid amount received or paid, or deferred revenue or gains arising or accrued, on or before the Closing Date, or (vi) an election under Section 108(i) of the Code (or any similar or analogous provision of state, local, or non-U.S. Law). None of the Company or any of its Subsidiaries has been or will be subject to any Tax after the Closing Date by reason of Section 965 of the Code (including by reason of an election under Section 965(h) of the Code and the Treasury Regulations (or other guidance) issued thereunder).

(l) None of the Company or any of its Subsidiaries is a resident for Tax purposes or has a branch, permanent establishment, agency or other taxable presence in any country other than its country of organization.

5.14 Real Property.

(a) The Company has never owned any interest in any real property.

(b) Section 5.14(b) of the Company Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. Except as set forth in Section 5.14(b) of the Company Disclosure Letter, with respect to the Leased Real Property: (i) the Lease for the applicable property is valid, legally binding, enforceable and in full force and effect, (ii) the Company’s or Subsidiary’s possession and quiet enjoyment of the Leased Real Property has not been materially disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease, (iii) none of the Company or any of its Subsidiaries is in breach of or default under such Lease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, (iv) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any its Subsidiaries, (v) none of the Company or any of its Subsidiaries have subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, and (vi) no prior approvals of any third parties are required for the continued usage of the Leased Real Property by the Company and the Subsidiaries after the Effective Time.

(c) The Leased Real Property comprises all of the real property used or intended to be used in the Company’s business.

5.15 Intellectual Property; IT Assets; Privacy.

(a) Section 5.15(a) of the Company Disclosure Letter sets forth, as of July 20, 2020, a list of all U.S. and foreign (i) issued patents and patent applications, (ii) trademark registrations and applications, (iii) copyright registrations and applications, and (iv) registered domain names, in each case, which are owned or purported to be owned by or registered in the name of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Registered Intellectual Property Rights owned by the Company or any of its Subsidiaries that are material to their respective businesses are valid, subsisting, and, to the Knowledge of the Company, enforceable, other than pending applications therefor, registered.

(b) The Company or its Subsidiaries (i) has a valid and enforceable right to use all Intellectual Property Rights used in or necessary for the operation of their businesses and (ii) exclusively own and possess, all right, title and interest in and to all Intellectual Property Rights owned by the Company or its Subsidiaries that are used in, held for use in or necessary for the operation of their business (clause (i) and (ii), the “Company Intellectual Property”), in each case, free and clear of all liens. The Company Intellectual Property shall be available for use by the Company and its Subsidiaries immediately after the Closing Date on identical terms and conditions to those under which the Company owned or used the Company Intellectual Property immediately prior to the Closing Date. None of the Company Intellectual Property is owned by Parent or any of its Affiliates (other than the Company and its Subsidiaries).

(c) The Company and its Subsidiaries have taken commercially reasonable actions to maintain and protect all of the Company Intellectual Property, including the secrecy, confidentiality and value of material trade secrets and other confidential information of the Company and its Subsidiaries for which confidentiality is appropriate, and neither the Company nor any of its Subsidiaries has disclosed any confidential Company Intellectual Property to any third party other than as deemed appropriate in the Ordinary Course or pursuant to a written confidentiality agreement pursuant to which such third party agrees not to disclose and to protect such confidential information.

(d) During the past three (3) years, there has been no Proceeding pending or threatened in writing against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written notice, in each case, which has not since been resolved without liability to the Company or any of its Subsidiaries, alleging that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person. To the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and, in the past three (3) years, has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person.

(e) To the Knowledge of the Company, in the past three (3) years, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by the Company or any of its Subsidiaries in a manner that is or would be materially adverse to the operations of the business or operations of the Company or any of its Subsidiaries, taken as a whole.

(f) To the Knowledge of the Company, none of the Company or any of its Subsidiaries use or have used any Open Source Software (including any modification or derivative thereof) in a manner that would (i) require the disclosure or distribution of any proprietary material source code of the Company or any of its Subsidiaries, or (ii) grant or purport to grant to any Person any rights to or immunities under any of the material Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(g) To the Knowledge of the Company, in the past three (3) years, the Company has not suffered a security breach of, unauthorized access to, unauthorized use of, destruction or damage to, or malicious code in, any of the IT Assets owned or used by the Company or any of its Subsidiaries or of any Personal Information stored therein or otherwise processed by the Company.

(h) The Company and its Subsidiaries own, lease, license, or otherwise have the legal right to use all IT Assets used by the Company and its Subsidiaries, and such IT Assets are sufficient for the immediate and anticipated future needs of the Company’s and its Subsidiaries’ business as it is currently conducted.

(i) The Company and each of its Subsidiaries (i) have established and implemented written policies regarding privacy, cyber security and data security that are commercially reasonable, and consistent in all material respects with all applicable requirements of Data Protection Legislation and with reasonable practices in the industry, and (ii) have been in compliance in all material respects with (A) all applicable requirements of Data Protection Legislation, (B) all privacy and security standards applicable to the industry in which the Company operates or to its products and services (including the Payment Card Industry Data Security Standard (PCI DSS) and to which the Company agrees to comply or has publicly attested to or affirmed its compliance), (C) the Company’s and its Subsidiaries’ own internal and external-facing privacy policies, and (D) all of the Company’s and its Subsidiaries’ obligations relating to the collection, protection, storage, use, processing, transfer, or disposition of data under all Contracts to which the Company or any of its Subsidiaries is party ((A)-(D), collectively, the “Data Requirements”), and (iii) (1) neither the Company nor any of its Subsidiaries has received or been subject to any enforcement proceedings or formal claim for compensation from any individual or Governmental Entity, alleging non-compliance with any Data Requirement, and (2) no such investigations, inquiries or proceedings are pending as of July 20, 2020, or have been threatened in writing as of July 20, 2020 and, to the Knowledge of the Company, there are no circumstances likely to give rise to such investigations, inquiries or proceedings.

5.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all fire and casualty, general liability, business interruption, product liability, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are in full force and effect, (ii) all premiums due with respect to all Insurance Policies have been paid and no notice of cancellation or suspension has been received and (iii) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies.

5.17 Material Contracts.

(a) Except for this Agreement, as of July 20, 2020, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a “material contract” under Item 601(b)(10) of regulation S-K under the Securities Act;

(ii) any Contract (other than solely among direct or indirect wholly owned Subsidiaries of the Company) relating to Indebtedness in a principal amount that exceeds of $750,000;

(iii) any Company Labor Agreement;

(iv) any Contract with a Governmental Entity that is a settlement, conciliation, or similar agreement or that imposes any material monetary or other material obligation upon the Company or its Subsidiaries after July 20, 2020;

(v) any Contract with a Material Customer or Material Supplier that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries or (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(vi) any Contract that materially affects the use or enforcement by the Company or its Subsidiaries of any material Intellectual Property Rights owned by the Company or its Subsidiaries (including such settlement agreements, covenants not to assert, and consents to use), excluding any Contracts that are non-exclusive to the Company and entered into in the Ordinary Course;

(vii) any Contract with any Material Customer or Material Supplier;

(viii) any Contract that obligates the Company or any of its Subsidiaries to make any future capital commitment or capital expenditures in excess of $2,000,000;

(ix) any Contract to which any of the Company’s or its Subsidiaries’ directors or officers are a party (other than Company Benefit Plans);

(x) any Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any joint venture, limited liability company, partnership or other similar arrangement;

(xi) any Contract entered into in the last three (3) years that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) (a) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding, (b) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a value greater than $5,000,000 other than the disposition of assets in the Ordinary Course, (c) pursuant to which the Company or any of its Subsidiaries acquired or will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company, or (d) pursuant to which a claim for indemnification may still be made against the Company or any of its Subsidiaries;

(xii) any Contract with a Governmental Entity under which the Company or any of its Subsidiaries received payments in excess of $2,000,000 during the 12-month period ending March 30, 2020, other than non-exclusive licenses to customers in the Ordinary Course;

(xiii) any Contract outside the Ordinary Course that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of $2,000,000 or more per any twelve month period not otherwise covered by the other clauses of this Section 5.17(a);

(xiv) any Contract under which it is a licensee of or is otherwise granted by a third party any rights to use any Intellectual Property Rights (other than non-exclusive end user licenses of commercially-available Software used solely for the Company’s internal use) that involves payments by the Company or any of its Subsidiaries of $250,000 or more per any twelve month period;

(xv) any Contract under which it is a licensor or otherwise grants to a third party any rights to use any Intellectual Property Rights (other than Intellectual Property Rights licensed to customers on a non-exclusive basis in the Ordinary Course); and

(xvi) any other Contract or group of related Contracts that, individually or in the aggregate, if terminated or subject to a default by any party thereto, would have or would reasonably be expected to have a Material Adverse Effect (each Contract constituting any of the foregoing types of Contract described in clauses (i)–(xv), and including all amendments, exhibits and schedules to each such Contract from time to time, a “Material Contract”).

(b) A copy of each Material Contract has been made available to Parent. Unless otherwise disclosed, each Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no material default under any such Material Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no material event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2017, the Company has not received any written notice that it or any of its Subsidiaries is in default or breach of any “non-solicitation” or “no-hire” or similar provision that restricts the Company or any of its Subsidiaries from soliciting, hiring, engaging or employing any Person’s current or former employees. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice challenging the validity or enforceability of any Material Contract.

5.18 Warranties/Product Liability. Except as incurred in the Ordinary Course since March 31, 2020, (a) neither the Company nor any of its Subsidiaries has received any notice of any material violation or Proceeding from, by or before any Governmental Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce, or any services provided, by the Company or any of its Subsidiaries (a “Product”), (b) there has not been, nor is there under consideration by the Company, any Product recall or post-sale warning of a material nature concerning any Product, (c) there are no material product liability claims pending or, to the Knowledge of the Company, threatened in writing with respect to any Product, and no such claims have been settled or adjudicated, and (d) to the Knowledge of the Company, there is no basis for any present or future action against the Company or any of its Subsidiaries giving rise to any material liability, arising out of product liability obligations, or any injury to any Person or property, in each case, as a result of the ownership, possession or use of a Product, except as would not, individually or in the aggregate, reasonably be expected to result a Material Adverse Effect.

5.19 Brokers and Finders. None of the Company or any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that the Company has retained and agreed to pay such fees to the Company Financial Advisor. The Company has made available to Parent a complete and correct copy of all Contracts with the Company Financial Advisor to which the Company or any of its Subsidiaries is bound.

5.20 Customers and Suppliers.

(a) Section 5.20(a) of the Company Disclosure Letter sets forth (i) a list showing the twenty (20) largest customers by purchases made by such customer during the twelve (12) months ended March 31, 2020 (collectively, the “Material Customers”), and (ii) a list showing the twenty (20) largest suppliers by purchases made by the Company or any of its Subsidiaries during the twelve (12) months ended March 31, 2020 (collectively, the “Material Suppliers”).

(b) At no time since March 31, 2018 has the Company or any of its Subsidiaries (i) been in any material dispute with any of its Material Customers or Material Suppliers, or (ii) have not received any written, or to the Knowledge of the Company, oral notice from any Material Customer or Material Supplier to the effect that such Material Customer or Material Supplier intends to suspend, terminate or materially reduce its relationship with the Company or any of its Subsidiaries.

5.21 Related Person Transactions. Except as set forth in Section 5.21 of the Company Disclosure Letter and except for indemnification, compensation or other employment arrangements entered into, modified or waived in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company and any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

5.22 Title to Assets. Except as set forth in Section 5.22 of the Company Disclosure Letter, (a) as of the Closing Date, all Company Intellectual Property is owned or validly licensed by the Company and (b) the Company or one of its Subsidiaries, as applicable, owns or has sufficient rights (and as of the Closing will continue to own or have sufficient rights) pursuant to a valid and enforceable right, license or leasehold interest in or to all of the property and assets, whether tangible or intangible, (i) necessary for, used or held for use or useful in the conduct of the business of the Company and its Subsidiaries as presently conducted and as conducted in the twenty-four (24) months prior to July 20, 2020, (ii) located on its premises to the extent related to the business of the Company and its Subsidiaries, or (iii) reflected on the consolidated balance sheets included in or incorporated by reference into the Company Reports or acquired since March 31, 2020, in each case, free and clear of all Encumbrances, except for Permitted Encumbrances. Immediately after the Closing, such assets will be owned or available for use by Parent and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used such assets immediately prior to the Closing, without payment of additional amounts or consideration, and no consent of, or intimation to, a Governmental Entity or third party will be required prior to the execution of this Agreement or completion of the Transactions contemplated herein, and for the avoidance of doubt, except as set forth in Section 5.22 of the Company Disclosure Letter, none of Principal Stockholder or any other Person will continue to own any assets used or useful in, or otherwise related to, the business of the Company and its Subsidiaries after the Closing.

5.23 No Other Company Representations or Warranties. Notwithstanding anything to the contrary contained herein, the Company Disclosure Letter, or any of the Schedules or Exhibits hereto or thereto, neither the Company nor any of its Affiliates, nor any of their respective Representatives, makes or has made any representation or warranty, oral or written, express or implied, other than as expressly made by them in this Article V, in any other agreement executed in connection with the Transactions or as may be separately stated in writing in any certificate delivered hereunder.

5.24 Non-Reliance. The Company hereby agrees (for itself and on behalf of its Affiliates and Representatives) that, except for the representations and warranties of Parent and Merger Sub expressly set forth in this Agreement, any agreement expressly contemplated hereby, in any closing certificate delivered pursuant to Article VIII and except in the case of fraud by the Parent, Merger Sub, the Guarantors or any of their Affiliates, (a) none of the Parent, Merger Sub, the Guarantors nor any of their Subsidiaries (or any other Person) makes, or has made, any other representation or warranty (whether express or implied) relating to the Parent, Merger Sub, the Guarantors, any of their Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement and the Transactions, including as to the accuracy or completeness of any such information, and none of the Company or any of its Affiliates or Representatives is relying on any representation or warranty made by Parent, Merger Sub, the Guarantors, any of their Subsidiaries or their respective Representatives except for the representations and warranties of Parent and Merger Sub expressly set forth in Article VI, any agreement expressly contemplated hereby, in any closing certificate delivered pursuant to Article VIII, (b) no Person has been authorized by Parent, Merger Sub, the Guarantors or any of their Subsidiaries to make any representation or warranty relating to Parent, Merger Sub, the Guarantors, any of their Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty has not been, and may not be, relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent, Merger Sub, the Guarantors or any of their Subsidiaries (or any other Person), and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is expressly the subject of any express representation or warranty of Parent or Merger Sub set forth in Article VI of this Agreement, the Company hereby acknowledges (for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations and financial condition of Parent and Merger Sub.

Article VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent on July 20, 2020 (the “Parent Disclosure Letter”), Parent and Merger Sub each hereby represent and warrant, as of July 20, 2020 and as of the Closing, to the Company that:

6.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions. Parent has made available to the Company copies of the Organizational Documents of Parent and Merger Sub, each as in effect on July 20, 2020.

6.2 Corporate Authority; Approval. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.3 Governmental Filings; No Violations.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) under Antitrust Laws, (ii) pursuant to or under the CCC, the Exchange Act and the Securities Act, including the filing of the Consent Solicitation Statement with the SEC, (iii) required to be made with Nasdaq, and (iv) with respect to state securities, takeover and “blue sky” Laws (collectively, the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Parent, Merger Sub or any of Parent’s other Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 6.3(a), under any Law to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

6.4 Litigation and Liabilities. As of July 20, 2020, (i) there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

6.5 Capitalization and Activities of Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, validly issued and outstanding and owned by Parent, and there are (a) no other shares of capital stock or voting securities of Merger Sub, (b) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (c) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not conducted any business prior to July 20, 2020 and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

6.6 Brokers and Finders. Neither Parent nor any of its Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Transactions.

6.7 Financing.

(a) Parent has delivered to the Company a true, complete and correct copy of an executed commitment letter dated as of July 20, 2020 ( as amended by that certain Amendment to Equity Commitment Letter, dated as of the date hereof, the “Equity Commitment Letter”) from the Equity Financing Source, pursuant to which the Equity Financing Source has committed to (i) provide, subject only to the terms and conditions set forth therein, equity financing for the Transactions in the aggregate amount set forth therein (the “Financing”) and (ii) guaranty, subject to the terms and conditions therein, certain of Parent’s obligations hereunder. The Equity Commitment Letter provides that the Company is a third-party beneficiary thereof. The Equity Commitment Letter, in the form so delivered to the Company, is in full force and effect and is a legal, valid and binding obligation of Parent and the Equity Financing Source, fully and specifically enforceable against the parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) [Reserved]

(c) As of the date of this Agreement, the commitment set forth in the Equity Commitment Letter is in full force and effect, such commitment has not been amended or modified and, to the Knowledge of Parent, no such amendment or modification is contemplated or pending that would not be permitted by Section 7.13. Other than the Equity Commitment Letter, as of the date of this Agreement there are no other agreements, side letters or arrangements to which Parent is a party relating to the funding or investing, as applicable, of the Financing that could affect the availability of the Financing or any portion thereof on the Closing Date. As of the date of this Agreement, Parent has paid in full any and all commitment or other fees required by the Equity Commitment Letter that are due and payable as of the date of this Agreement. Neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in the Equity Commitment Letter and, as of the date of this Agreement, to the Knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date of this Agreement, the Equity Financing Source has not notified Parent of its intention to terminate any commitment set forth in the Equity Commitment Letter or not to provide the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “flex” provisions), other than as expressly set forth in the Equity Commitment Letter as disclosed to the Company prior to the date hereof. As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing to be satisfied by it, or that the Financing will not be available to Parent on the Closing Date. Parent acknowledges and agrees that its obligation to consummate the Transactions, is not and will not be subject to the receipt by Parent or Merger Sub of any financing or the consummation of any other transaction.

(d) The aggregate proceeds contemplated by the Equity Commitment Letter are sufficient (after deducting applicable fees, expenses, original issue discount and similar premiums and charges) to enable Parent to (i) consummate the Transactions upon the terms contemplated by this Agreement, (ii) pay all of the Merger Consideration payable in respect of all Eligible Shares in the Merger pursuant to this Agreement, (iii) pay all other amounts payable pursuant to any provision of this Agreement, (iv) pay all Indebtedness, liabilities and other obligations of the Company contemplated to be funded by Parent under by this Agreement, and (v) pay all related fees and expenses associated with the Transactions or the Equity Commitment Letter incurred by Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates and required to be paid at the Closing by such party.

(e) None of the Guarantors, the Equity Financing Source, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction relating to the acquisition of the Company or any of its Subsidiaries.

6.8 Solvency. None of Parent, Merger Sub, any Guarantor or the Equity Financing Source is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) the satisfaction of the conditions set forth in Section 8.1 and Section 8.2 (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), (b) that the representations and warranties set forth in Article V as written are true and correct as of July 20, 2020 and at and immediately after the Closing and (c) the estimates, projections or forecasts provided by or on behalf of the Company or its Subsidiaries to Parent or Merger Sub prior to July 20, 2020 (as may have been updated in writing prior to July 20, 2020) have been prepared in good faith on assumptions that were, and continue to be, reasonable, at and immediately after the Closing (it being understood that Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606) shall not affect the reasonableness of the assumptions underlying such estimates, projections or forecasts), then, after giving effect to the consummation of the Transactions (including the Financing being entered into in connection therewith), the Surviving Corporation and its Subsidiaries would be Solvent.

6.9 Consent Solicitation Statement. To the Knowledge of the Parent, none of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Consent Solicitation Statement to be filed in connection with the Merger and Transactions, or any amendment or supplement thereto, will at the time of the mailing of the Consent Solicitation Statement contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

6.10 Limited Guaranty. Concurrently with the execution of this Agreement, the Guarantors have duly executed and delivered the Limited Guaranty to the Company. As of the date hereof, the Limited Guaranty is in full force and effect and is the legal, valid and binding obligation of each Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and has not been amended, withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any Guarantor under the Limited Guaranty.

6.11 Non-Reliance.

(a) Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that Parent, Merger Sub and their respective Affiliates and Representatives (i) have received access to (A) such books and records, facilities, equipment, contracts and other assets of the Company that Parent and Merger Sub and their respective Affiliates and Representatives, as of July 20, 2020, have requested to review and (B) the electronic data room hosted by the Company in connection with the Transactions, and (ii) have had an opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent and Merger Sub hereby acknowledge and agree (each for itself and on behalf of its respective Affiliates and Representatives) that, except for the representations and warranties of the Company expressly set forth in this Agreement, any agreement expressly contemplated hereby, in any closing certificate delivered pursuant to Article VIII and except in the case of fraud by the Company or any of its Affiliates, (A) none of the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any other representation or warranty (whether express or implied) relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement and the Transactions, including as to the accuracy or completeness of any such information, and none of Parent, Merger Sub or any of their respective Affiliates or Representatives is relying on any representation or warranty made by the Company or its Representatives except for the representations and warranties of the Company expressly set forth in Article V, any agreement expressly contemplated hereby, in any closing certificate delivered pursuant to Article VIII (B) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty has not been, and may not be, relied upon by parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company or any of its Subsidiaries (or any other Person), and (C) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by the Company in connection with the Transactions or in connection with presentations by the Company’s management, and the estimates, projections, forecasts other forward-looking information, and business plan and cost-related plan information referred to in paragraph (b) of this Section 6.11, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is expressly the subject of any express representation or warranty of the Company set forth in Article V of this Agreement, Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations and financial condition of the Company and its Subsidiaries.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 6.11 in connection with the due diligence investigation of the Company and its Subsidiaries by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Parent and Merger Sub will not commence or threaten (and each of them agrees that there shall be no basis for) any Proceeding against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto.

Article VII

Covenants

7.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after July 20, 2020 and prior to the Effective Time (unless Parent shall otherwise approve in writing in advance (which approval shall not be unreasonably withheld, delayed or conditioned)), and except as otherwise expressly contemplated by this Agreement or as required by a Governmental Entity or applicable Law, its business and the business of its Subsidiaries shall be conducted in all material respects in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall (i) preserve their business organizations in good standing pursuant to applicable Law and (ii) use their respective commercially reasonable efforts to maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ respective present officers, employees and agents, except as otherwise expressly required by this Agreement or as required by a Governmental Entity or applicable Law, provided that no action by the Company with respect to matters permitted by any provision of clauses (i)-(xxii) of Section 7.1(b) below shall be deemed a breach of the obligations under this sentence unless such action would constitute a breach of such other provision.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from July 20, 2020 until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, (B) required by a Governmental Entity or applicable Law, (C) approved in writing in advance (which approval shall not be unreasonably withheld, delayed or conditioned) by Parent or (D) set forth in Section 7.1(b) of the Company Disclosure Letter, the Company has not and shall not and has not and shall not permit its Subsidiaries to:

(i) adopt or propose any change in (x) the Company’s Organizational Documents or (y) any Subsidiary’s Organizational Documents;

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) (A) acquire (1) (by merger, consolidation or acquisition of stock or assets) any other Person or (2) to the extent in excess of $5,000,000 in the aggregate, any material equity in any other Person therein or (B) enter into any joint venture, legal partnership or similar arrangement (other than commercial agreements with partners in the Ordinary Course that do not involve the formation of an entity with any third Person or require equity investing);

(iv) except as otherwise permitted under clause (xvii) below and except for issuances under the ESPP authorized under Section 3.5(c), issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into or amend any Contract or understanding with respect to the voting of, any shares of its capital stock or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or Company Equity Awards or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than the issuance of shares (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries, (B) in respect of Company Warrants and Company Equity Awards, in each case outstanding as of July 20, 2020 and issued in accordance with their terms in effect as of July 20, 2020 and, as applicable, the Stock Plan or (C) under the ESPP);

(v) create or incur any Encumbrance (other than a Permitted Encumbrance or as otherwise permitted by Section 7.1(b)(x));

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries) in excess of $250,000 in the aggregate;

(vii) make any loans or advances to, guarantees for the benefit of, or enter into any other material transaction with any Company Employee or Affiliates other than advances for business, travel-related, relocation or other similar expenses in accordance with currently existing Company policy;

(viii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity or voting interest (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(ix) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of shares of Company Common Stock to satisfy the exercise price or withholding Tax obligations upon the exercise, vesting or settlement of outstanding Company Equity Awards in accordance with their terms and, as applicable, the Stock Plan;

(x) unless otherwise permitted by Section 7.1(b)(xvii), incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) trade payables incurred in the Ordinary Course and intercompany loans or advances between or among the Company and/or its direct or indirect wholly-owned Subsidiaries, (B) other Indebtedness not to exceed $750,000 in the aggregate or (C) guarantees of Indebtedness of wholly owned Subsidiaries otherwise incurred in compliance with this Section 7.1;

(xi) except as set forth in the Company’s capital budget, make or authorize any capital expenditures in excess of $1,000,000 in the aggregate during any fiscal quarter (it being understood that any portion of the capital expenditures budget for any fiscal quarter and such $1,000,000 in excess thereof not expended in such fiscal quarter, beginning with the first quarter of the fiscal year ended March 31, 2021, may be carried forward and, together with any amount otherwise permissible pursuant to this paragraph (xi), expended in any future fiscal quarter; provided that any excess amount not expended in the final quarter of a fiscal year will not be carried forward into the next fiscal year);

(xii) other than in the Ordinary Course, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or amend, modify supplement, waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Material Contract, other than (A) expirations of any such Contract in the Ordinary Course in accordance with the terms of such Contract, or (B) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned by the Company or any of its Subsidiaries, in each case, granted in the Ordinary Course;

(xiii) settle, release, waive or compromise any Proceedings except solely for monetary payments of no more than $750,000 individually or $1,500,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, or on a basis that would (A) prevent or materially delay consummation of the Merger or the Transactions, or (B) result in the imposition of any term or condition that would materially restrict the future activity or conduct of the Company or its Subsidiaries or a finding or admission of a criminal violation of Law;

(xiv) make any changes (other than di minimis changes) with respect to accounting policies or procedures, except as required by GAAP or applicable Law;

(xv) (A) make, change or revoke any income or other material Tax election, (B) adopt or change any Tax accounting method, (C) file any amended Tax Return, (D) enter into any closing agreement with respect to any Taxes, (E) settle any material Tax claim, audit, assessment or dispute, (F) surrender any right to claim a refund of a material amount of Taxes, (G) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment, (H) enter into any Tax sharing or similar agreement or arrangement, (I) fail to pay any material Tax that becomes due and payable or (J) incur any Taxes outside of the Ordinary Course;

(xvi) transfer, sell, lease, license, divest, cancel, mortgage, pledge, surrender, encumber, abandon or allow to lapse or expire or otherwise dispose of any assets (tangible or intangible), rights, properties, product lines or businesses, in whole or in part, material to it or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except for (A) sales of obsolete assets in the Ordinary Course, (B) sales, leases or other dispositions of assets (not including services) with a Fair Value not in excess of $5,000,000 in the aggregate other than pursuant to Material Contracts in effect prior to July 20, 2020 and (C) non-exclusive licenses entered into in the Ordinary Course and (D) Encumbrances securing Indebtedness permitted under this Section 7.1(b) and (E) Permitted Encumbrances;

(xvii) except as required pursuant to the terms of any Company Benefit Plan in effect as of July 20, 2020 or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any Company Employee or other service provider, (B) increase the compensation or benefits payable to any Company Employee or other service provider, except for annual merit-based increases in base salary or base wages in the Ordinary Course for Company Employees or other service providers who are not directors or Executive Officers and whose annual base compensation is less than $250,000 (with no such increase to exceed three (3) percent (3%)), (C) establish, adopt, enter into, amend or terminate any material Company Benefit Plan or other material benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Benefit Plan if in effect on July 20, 2020, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan other than vesting acceleration of all Company Options and Company RSUs in the Merger as contemplated by Section 3.5(b), (E) grant any new awards, or amend or modify the terms of any outstanding awards (including, without limitation, any Company Equity Awards), (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (G) forgive any loans, issue any loans or advance any loans to any current or former Company Employees, (H) hire or engage any employee or engage any independent contractor (who is a natural person) with an annual base salary or wage rate or consulting fees in excess of $275,000 or (I) terminate the employment or engagement of any Company Employee or other service provider whose annual base compensation exceeds $275,000 other than for cause;

(xviii) recognize any union, works council or other labor organization as the representative of any of the employees of the Company or any of the Subsidiaries, or enter into, modify, or terminate any Company Labor Agreement, in each case, except as required by applicable Law;

(xix) implement or announce any employee layoffs or location closings, that would implicate the WARN Act;

(xx) enter into any Contract which contains a change in control or similar provision that would be triggered in connection with this Agreement or the Merger;

(xxi) other than in the Ordinary Course, amend or modify in any material respect, or extent, renew or terminate any lease, sublease, license or other agreement for the use or occupancy of any real property, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property;

(xxii) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice in any material respects;

(xxiii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or

(xxiv) agree, authorize or commit to do any of the foregoing.

(c) Notwithstanding anything herein to the contrary, Parent, the Company and their respective Affiliates shall cooperate and negotiate in good faith to mutually agree on remedial actions that are necessary or desirable with respect to the Tax Material Weakness (as defined in Section 5.5 of the Company Disclosure Letter); provided that no such remedial action (including the filing of any Tax Return or amendment of any Tax Return, the voluntary disclosure of any matter to any Governmental Entity, or any other action taken in connection with the Tax Material Weakness) shall be taken unless Parent and the Company mutually agree in advance that it is necessary or desirable for the Company or its applicable Subsidiary to take such action (any such remedial action, an “Agreed Remedial Action”). With respect to each Agreed Remedial Action, the Company shall (and shall cause its Subsidiaries to) (i) before submitting any application, documentation, Tax Return or other materials (including workpapers and any supporting documentation) to any Governmental Entity in connection with such Agreed Remedial Action, providing such application, documentation, Tax Return or other materials to Parent for Parent’s review and approval, (ii) keep Parent reasonably informed of the progress with respect to the Agreed Remedial Action, including any material communications from any Governmental Entity with respect to the Agreed Remedial Action; (iii) promptly provide Parent with copies of all material documents pertaining to the Agreed Remedial Action; and (iv) not forfeit, surrender or abandon such Agreed Remedial Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(d) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, without limiting or modifying the restrictions set forth in Section 7.1(b), each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

7.2 No Solicitation; Acquisition Proposals; Change in Recommendation.

(a) The Company shall, and shall cause its Subsidiaries, Affiliates and their respective Representatives to, (i) immediately cease and cause to be terminated any discussion or negotiations with any third party that may be ongoing with respect to an Acquisition Proposal, and (ii) request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the twelve (12) month period immediately preceding July 20, 2020 with respect to an Acquisition Proposal.

(i) Except as expressly permitted by this Section 7.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its Subsidiaries and the directors and officers set forth in Section 7.2(a)(i) of the Company Disclosure Letter, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to (A) initiate, solicit, facilitate, propose, knowingly encourage or knowingly take any action to facilitate (including by way of furnishing information or providing access to the businesses, properties, books, records or personnel, of the Company and its Subsidiaries) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions); (C) provide any information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (D) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (E) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered not by the Company or any of its Subsidiaries in respect of or in contemplation of an Acquisition Proposal (other than to the extent the Company Board determines in good faith, based on the information then available and after consultation with its outside legal counsel and financial advisors, that failure to take any such actions under clause (C) would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law), (F) take any action to make the provision of any takeover statue inapplicable to any transaction contemplated by an Acquisition Proposal, or (G) resolve or agree to do any of the foregoing. Nothing in this Section 7.2 shall prohibit the Company, its Subsidiaries and its and their respective Representatives from informing any Person of the existence of the provisions contained in this Section 7.2.

(b) Notwithstanding anything in Section 7.2(a)(i) to the contrary, at any time following the execution of this Agreement and prior to the time, but not after the Written Consent is delivered, in response to an unsolicited written Acquisition Proposal (if the Company did not materially violate Section 7.2 with respect to such Person) that the Company Board believes in good faith is bona fide, the Company and its Representatives may contact the Person or group of Persons making such Acquisition Proposal to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, and may:

(i) provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal; provided that such information has previously been made available to Parent or its Representatives or is made available to Parent promptly (and in any event within thirty-six (36) hours) after such information is made available to such Person and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms no more favorable in any material respect, individually or in the aggregate, to the other party than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreements need not prohibit or restrict the making or amendment of an Acquisition Proposal; provided, that (x) the Company shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed the expenses of any such Person in connection with any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may lead to an Acquisition Proposal), in each case, without the prior written consent of Parent and (y) the Company shall implement reasonable protections for any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a key competitor, of the Company or any of its Subsidiaries (as determined by the Company Board in its judgment); and

(ii) participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor that based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal. Notwithstanding anything contained herein to the contrary, other than information to the extent included in the Consent Solicitation Statement, the Company shall not and shall cause its Affiliates and Representatives not to disclose or provide to any Person who has made an Acquisition Proposal (including such Person’s Affiliates and Representatives), any information or materials provided by the Parent, its Affiliates or any of their Representatives to the Company or any of its Affiliates or Representatives, including in any event any such information or materials provided by Parent, its Affiliates or any of their Representatives in connection with Section 7.2(d); provided, that nothing shall preclude the Company or its Affiliates or Representatives from disclosing anything pursuant to any subpoena, legal demand, interrogatories or similar legal process, any regulation or Governmental Order, or as otherwise required by applicable Laws.

(c) Except as permitted by Section 7.2(d) and Section 7.2(e), the Company Board, including any committee thereof, shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent, (B) fail to include the Company Recommendation in the Consent Solicitation Statement, (C) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than an unequivocal recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Company Board or the Company indicates that the Company Board has not changed the Company Recommendation, or (D) if reasonably requested by Parent, fail to reaffirm the Company Recommendation within the earlier of twenty-four (24) hours prior to the expiry of the Principal Stockholder Postal Ballot completion and five (5) Business Days after receiving a written request to do so from Parent;

(ii) approve, authorize or recommend, or publicly declare advisable or publicly propose to enter into, approve, authorize or recommend any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) providing for any Acquisition Proposal (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) and (ii), a “Change of Recommendation”); or

(iii) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, prior to the time the Written Consent is delivered, the Company Board may (A) effect a Change of Recommendation if (1) a written Acquisition Proposal that the Company Board believes, after consultation with outside legal counsel, in good faith is bona fide and that did not arise from or in connection with a material breach of the obligations set forth in Section 7.2 is received by the Company and is not withdrawn, and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to take such action in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law or (B) take action to terminate this Agreement pursuant to, and in accordance with, Section 9.4(a) to enter into an Alternative Acquisition Agreement in connection with a Superior Proposal; provided, however, that a Change of Recommendation in response to a Superior Proposal or Intervening Event or action to terminate this Agreement pursuant to Section 9.4(a) may not be made (i) unless the Company shall have complied in all material respects with its obligations under this Section 7.2(d) and (ii) unless and until the Company has given Parent written notice of such action four (4) Business Days in advance (a “Proposed Change Notice”) setting forth in writing (I) in the case of a Superior Proposal, the identity of the person making the Superior Proposal, the terms and conditions of such Superior Proposal, and an unredacted copy of such Superior Proposal (including any materials related to such party’s proposed financing sources, if any) and (II) in the case of an Intervening Event, a reasonable description of such facts and circumstances constituting an Intervening Event (it being agreed that, in each case, neither the delivery of such notice by the Company nor any public announcement thereof that the Company determines in good faith, after consultation with outside counsel, is required to be made under applicable Law shall constitute a Change of Recommendation); provided that any material change to the facts and circumstances that constitute such Intervening Event shall be deemed a new Intervening Event and the Company shall be required to deliver a new written notice to Parent. After giving such Proposed Change Notice and prior to effecting such Change of Recommendation or taking such action to terminate the Agreement pursuant to Section 9.4(a), the Company shall, and shall instruct its legal and financial advisors to, negotiate in good faith with Parent and its Representatives throughout such four (4) Business Day period, to the extent Parent wishes to negotiate, to make such revisions to the terms of this Agreement or any agreement entered into or delivered in connection herewith as would permit the Company Board not to effect a Change of Recommendation or to take such action to terminate this Agreement pursuant to Section 9.4(a). At the end of the four (4) Business Day period, prior to taking action to effect a Change of Recommendation or taking action to terminate the Agreement pursuant to Section 9.4(a), the Company Board shall take into account any changes to the terms of this Agreement, the Equity Commitment Letter or the Limited Guaranty proposed by Parent in writing and any other information offered by Parent in response to the Proposed Change Notice, and shall have determined in good faith that (i) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal, and (ii) in the case of an Intervening Event, the failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2(d), except that the four (4) Business Day period set forth in this Section 7.2(d) shall be five (5) Business Days for such deemed new Acquisition Proposal (the four (4) Business Day period or the five (5) Business Day period, as applicable, the “Parent Match Period”).

(e) Nothing contained in this Section 7.2 shall be deemed to prohibit the Company or any of its Subsidiaries, or any of their respective boards of directors or any committee thereof, from complying with its disclosure obligations under any Laws, including U.S. federal or state law, with regard to an Acquisition Proposal; provided, however, that (i) if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and (ii) in no event shall the Company effect, or agree or resolve to effect, a Change of Recommendation other than in compliance with this Section 7.2.

(f) The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any confidentiality agreement in connection with an Acquisition Proposal to which the Company is a party that remains in effect following the execution of this Agreement; provided, that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith, after consultation with its outside legal counsel, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may waive any such standstill provision to the extent necessary to permit a third party to make an Acquisition Proposal.

(g) The Company shall promptly (and, in any event, within twenty-four (24) hours) give written notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice the name of such Person or group and the material terms and conditions of any proposals or offers (including, if applicable, unredacted copies of any written requests, proposals or offers, including proposed agreements, or where no such copies are available, a reasonably detailed written description thereof) and thereafter shall keep Parent reasonably informed, on a current basis (and, in any event, within thirty-six (36) hours), of the status and material terms of any such proposals, or offers (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(h) The Company agrees that any material breach of this Section 7.2 by any of its Representatives, including any of its directors and officers named in the definition of “Knowledge”, the Company Financial Advisor, or Sheppard, Mullin, Richter & Hampton, LLP shall be deemed to be a breach of this Agreement by the Company. Representatives, as used in this Section 7.2(h) shall mean any director, officer, principal, partner, limited liability company manager, senior employee, investment banker, financial advisor, legal counsel, attorney in fact or outside accountant of the Principal Stockholder, the Company or any of their Subsidiaries, in each case acting in their capacity as such.

7.3 Principal Stockholder Postal Ballot; Stockholder Written Consent. If the Principal Stockholder obtains the requisite votes for the Principal Stockholder Shareholder Approval pursuant to the postal balloting process, in accordance with applicable Law (the “Principal Stockholder Postal Ballot”), the Company shall, in accordance with the CCC, use its reasonable best efforts to deliver the Written Consent within two (2) Business Days following the publication through the stock exchange in India of the voting results of the shareholders’ resolution relating to the Principal Stockholder Shareholder Approval (the “Consent Delivery Deadline”).

7.4 Consent Solicitation Statement.

(a) The Company shall prepare and file with the SEC as promptly as practicable after July 20, 2020, and in any event no later than August 14, 2020, a preliminary Consent Solicitation Statement. The Company shall cause the Consent Solicitation Statement filed or furnished by the Company or its Subsidiaries to comply as to form in all material respects with the provisions of the SEC and the rules and regulations promulgated thereunder and to satisfy all rules of Nasdaq. The Company shall provide Parent and its Representatives with a reasonable opportunity to review and comment on the Consent Solicitation Statement prior to filing. The Company shall give due consideration to all reasonable additions, deletions or changes suggested by Parent or its respective counsel. The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Consent Solicitation Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence (and reasonable summaries of all oral comments or conversations) between the Company and/or any of its Representatives, on the one hand, and the SEC, on the other, with respect to the Consent Solicitation Statement. As promptly as reasonably practicable, and after consultation with Parent, the Company shall use reasonable best efforts to respond to any comments made by the SEC with respect to the Consent Solicitation Statement. The Company shall provide Parent and its Representatives with a reasonable opportunity to review and comment on any responses to comments from the SEC on the Consent Solicitation Statement or any amendments or supplements to the Consent Solicitation Statement prior to the filing of such responses, amendments or supplements. The Company shall cause the Consent Solicitation Statement (substantially in the form last filed and/or cleared) to be promptly filed with the SEC in definitive form and then to be mailed to the stockholders of the Company as promptly as practicable, and in any event within five (5) Business Days after the latest of (i) confirmation from the SEC that it has no further comments on the Consent Solicitation Statement, (ii) confirmation from the SEC that the Consent Solicitation Statement is otherwise not to be reviewed and (iii) expiration of the ten (10) day period after filing of the preliminary Consent Solicitation Statement in the event the SEC does not review the Consent Solicitation Statement (the “SEC Clearance Date”).

(b) Parent shall, and shall use its reasonable best efforts to cause its Representatives to use their reasonable best efforts to, cooperate with the Company in the preparation of the Consent Solicitation Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall furnish to the Company the information relating to Parent and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Consent Solicitation Statement. The Company acknowledges and agrees that none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Consent Solicitation Statement will, at the date of the mailing to the stockholders of the Company contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Consent Solicitation Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party discovering this information shall, as promptly as reasonably practicable (and in any event within thirty-six (36) hours), notify the other parties to this Agreement and, to the extent required by Law, Parent and the Company shall cause an appropriate amendment or supplement describing this information, as promptly as reasonably practicable, to be filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

7.5 Approval of Sole Stockholder of Merger Sub; Obligations of Merger Sub.

(a) Immediately following execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole stockholder of Merger Sub, a written consent approving the plan of merger contained in this Agreement.

(b) Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger and the other Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.

7.6 Cooperation; Efforts to Consummate.

(a) On the terms and subject to the conditions of this Agreement, the Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries, and with respect to Parent, its Affiliates, to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including (x) by filing no later than ten (10) Business Days after July 20, 2020, the notification and report form required under the HSR Act, and (y) by filing as soon as practicable all other notifications (or, where customary, draft notifications to be followed in the ordinary course by formal notifications) required under the Antitrust Laws of the other jurisdictions listed in Section 8.1(b) of the Company Disclosure Letter, and in each case requesting, where applicable, early termination of the waiting periods with respect to the Merger), (ii) responding as promptly as reasonably practicable to any informal and formal inquiries or requests for documentation or information or any request for additional information (a “second request”) received from the US Federal Trade Commission or the US Department of Justice and to all inquiries and requests received from any other Governmental Entity in connection with Antitrust Law matters, and (iii) obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions. Parent shall pay 100% of all filing fees required under any Antitrust Laws. Nothing in this Agreement shall require or be construed to require Parent, the Company or its Subsidiaries to proffer to, or agree to, incur any liabilities or any sale, divestiture, license, disposition or holding separate of, or any termination, prohibition, limitation, restriction or other action with respect to existing relationships, contracts, assets, product lines or businesses or interests therein of Parent, the Company or any of its Subsidiaries unless the effectiveness of such action is conditioned upon the Closing.

(b) Subject to applicable Law relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, and with respect to Parent, its other Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Consent Solicitation Statement). Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any meeting or substantive correspondence or substantive telephone discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, unless prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Notwithstanding the foregoing or anything to the contrary in this Agreement, subject to applicable Laws, Parent shall be primarily responsible for directing the process by which the parties seek to avoid or eliminate impediments under any applicable Antitrust Laws and shall take the lead in all discussions, negotiations and other communications with Governmental Entities, provided that Parent shall consult with and consider in good faith the views of the Company and permit participation in accordance with the immediately preceding sentence. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, any materials required to be provided by a Party to the other pursuant to this Section 7.6 may: (i) be restricted to outside legal counsel only as necessary to protect competitively or commercially sensitive materials, or (ii) be reasonably redacted as necessary to address attorney-client or other privilege concerns or as necessary to comply with contractual arrangements.

(c) Without limiting the generality of the undertakings pursuant to this Section 7.6, but on the terms and subject to the conditions set forth in this Agreement, including clause (vi) below, each of the Company (in the case of clause (i) below) and Parent (in the case of clauses (i), (ii), (iii), (iv), (v) and (vi) below) agrees to take or cause to be taken the following actions:

(i) promptly provide, if advisable, to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (each, a “Governmental Antitrust Entity”) copies of non-privileged, non-attorney work product protected information and documents reasonably requested by any Governmental Antitrust Entity or that are reasonably necessary, proper or advisable to permit consummation of the Transactions;

(ii) promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment in any Proceeding or inquiry of any kind pursuant to Antitrust Laws, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including the defense through litigation on the merits of any claim asserted in any court, agency or other Proceeding by any Person pursuant to Antitrust Laws or before any Governmental Antitrust Entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Parent, either of their respective Subsidiaries or, with respect to Parent, its other Affiliates (and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto) if such action should be reasonably necessary, proper or advisable so as to permit the consummation of the Transactions as promptly as practicable (it being understood that, no such action will be binding on the Company, Parent or any of their respective Affiliates unless it is contingent upon the occurrence of the Closing);

(iii) promptly use its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any Proceeding, review or inquiry of any kind that would make consummation of the Merger or the other Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other Transactions, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the other steps contemplated hereby) as may be necessary or appropriate to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid any injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement;

(iv) not extend any waiting period under the HSR Act or other Antitrust Laws or enter into any agreement with any Governmental Antitrust Entity not to consummate the Transactions, except with the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed;

(v) not enter and cause its Affiliates not to, enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition), that would reasonably be expected to make it more difficult, or to increase the time required, to (x) obtain the expiration of the waiting period under the HSR Act or any other Antitrust Law applicable to the Transactions or (y) obtain all other authorizations, consents, orders, and approvals of Governmental Antitrust Entities necessary for the consummation of the Transactions.

7.7 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly (and in any event within thirty-six (36) hours) furnishing the other with copies of material notices or other material communications received by Parent or the Company, as applicable, or any of their respective Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions.

7.8 Information; Access and Reports.

(a) Subject to applicable Laws, the Company and Parent each shall, upon reasonably request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary in connection with the Consent Solicitation Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions. From July 20, 2020 until the earlier of termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, the Company has and shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours to the offices, properties, employees, books and records of the Company and its Subsidiaries and (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial, Tax and operating data and other information as Parent may reasonably request, provided that, in each case, the Company shall not be required to permit any inspection, or disclose any document or information, that would, in the reasonable judgment of the Company, in consultation with outside counsel, (A) result in the disclosure of any competitively sensitive information or Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to July 20, 2020 (or entered into after July 20, 2020 in compliance with Section 7.1), (B) result in a violation of applicable Law, including any fiduciary duty and Antitrust Laws, (C) waive the protection of any attorney-client privilege or (D) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of liability. In the event that the Company objects to any request submitted pursuant to and in accordance with this Section 7.8 and withholds information on the basis of the foregoing clauses (i) through (iii), the Company shall inform the Parent as to the general nature of what is being withheld and the Company and Parent shall cooperate in good faith to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection. Notwithstanding anything to the contrary in this Section 7.8 or elsewhere in this Agreement, neither Parent nor any of its Representatives will be permitted to collect or analyze any environmental samples or perform any invasive environmental investigation of the type commonly referred to as a “Phase II” environmental investigation with respect to any property of the Company or any of its Subsidiaries pursuant to the access provisions of this Section 7.8. All information made available or disclosed pursuant to this Section 7.8 shall be subject to the terms of the Confidentiality Agreement.

(b) To the extent that any of the information or material furnished pursuant to this Section 7.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. It is the intention of the Parties that all such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(c) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement.

7.9 Publicity. The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to Parent and the Company and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s response thereto or (c) any communications or disclosures by Parent, Merger Sub and their Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions and deal descriptions on such Person’s website in the ordinary course of business. Notwithstanding anything to the contrary in this Section 7.9, each of the Parties may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company.

7.10 Employee Benefits.

(a) Parent agrees that each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or its Subsidiaries immediately following the Effective Time (a “Continuing Employee”), as a group, shall, during the period commencing at the Effective Time and ending on the date that is twelve (12) months following the Effective Time (or if earlier, the date of the Continuing Employee’s termination of employment with the Company or the applicable Subsidiary) (the “Continuation Period”), be provided with (i) base salary or base wage and target annual cash incentive opportunities (excluding long term or equity-based compensation awards or benefits, change in control, severance, retention or similar bonuses) consistent with market-based compensation practices for employees at similar companies as the Company and having substantially similar positions as the applicable Continuing Employee, and (ii) employee benefits (other than defined benefit pension, deferred compensation, post-termination or retiree health or welfare benefits, or equity based awards or benefits, but specifically including severance and other termination protections to the extent set forth on 5.8(a) of the Company Disclosure Letter) that are substantially comparable in the aggregate to those provided to such Continuing Employees under the Company Benefit Plans as in effect immediately prior to the Effective Time (other than defined benefit pension, deferred compensation, post-termination or retiree health or welfare benefits, or equity based awards or benefits, but specifically including severance and other termination protections to the extent set forth on Section 5.8(a) of the Company Disclosure Letter). For the avoidance of doubt, Parent shall, during the Continuation Period, provide, or shall cause the Surviving Corporation to provide, severance benefits to any Continuing Employee whose employment is terminated following the Closing Date that are at least as favorable as those that would have been payable to such Continuing Employee prior to the Closing Date. If the Closing occurs prior to the time or times at which the Company would pay earned and accrued bonuses in respect of the 2021 fiscal year in the Ordinary Course, to the extent not previously paid, Parent shall, or shall cause the Surviving Corporation to, pay such bonuses based on actual performance (as determined by the Surviving Corporation) and the terms of the applicable bonus plan; provided, that the performance targets shall not take into account the impact of the Merger (or any related charges); provided further, that, notwithstanding the terms of the applicable bonus plan, Parent shall cause all such earned and accrued bonuses to be paid to any employees terminated for any reason other than for cause after the Closing Date.

(b) With respect to any employee benefit plans that replace existing Company Benefit Plans that are health and welfare or defined contribution retirement benefit plans and in which Continuing Employees become eligible to participate during the Continuation Period (each, a “New Plan”), Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any New Plans providing group health benefits in the plan year in which the Effective Time occurs to be waived with respect to the Continuing Employees and their eligible dependents to the extent waived or satisfied under the analogous Company Benefit Plan in which the Continuing Employees and their eligible dependents participate immediately prior to the Effective Time, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits under the applicable New Plan providing group health benefits for medical expenses incurred during the portion of plan year prior to the Effective Time for which payment has been made under the corresponding Company Benefit Plan, and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, determining the level of vacation benefits and eligibility to participate under each applicable New Plan, as if such service had been performed with the Surviving Corporation, Parent or their relevant Affiliate, to the same extent such service was credited for the same purpose under the analogous Company Benefit Plan, as applicable, except for benefit accrual under defined benefit pension plans or any purpose under any equity-based plan or arrangement or to the extent it would result in a duplication of benefits or compensation.

(c) Nothing contained in this Agreement is intended to (i) be treated as an establishment, modification or amendment of any Company Benefit Plan, New Plan, or any other benefit or compensation plan, program, policy, practice, agreement or arrangement, (ii) prevent or limit the ability of Parent, the Surviving Corporation or any of their Affiliates from amending, modifying, or terminating any benefit or compensation plans, programs, policies, practices, agreements or arrangements or any Company Benefit Plan at any time assumed, established, sponsored or maintained by any of them, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from modifying or terminating (for any or no reason) the employment or service, or any particular term or condition of employment or service, of any Continuing Employee or any other Person, or (iv) create any rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, or any rights or remedies (including any third-party beneficiary rights) in any Person (other than the Parties to this Agreement) for any purpose. The parties further agree that the covenants set forth in this Section 7.10 shall not apply to employees during any period in which such employees are furloughed, terminated, temporarily laid off or subject to reduced hours or benefits or compensation as a result of COVID-19-related circumstances.

(d) To the extent reasonably practicable, prior to making any broad-based written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Merger or the other transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

7.11 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense.

7.12 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted under applicable Law and the Company’s and its Subsidiaries’ Organizational Documents in effect as of July 20, 2020, each present and former (determined as of the Effective Time) director and officer of the Company and its Subsidiaries, in each case, when acting in such capacity or in serving as a director, officer, member, trustee, Representative or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or for the benefit of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Parent or the Surviving Corporation shall also advance reasonable documented out-of-pocket expenses as incurred to the fullest extent permitted to do so under applicable Law and the Company’s and its Subsidiaries’ Organizational Documents in effect as of July 20, 2020; provided that any Person to whom expenses are advanced shall promptly repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies (providing only for the Side A coverage where the existing policies also include Side B coverage for the Company) for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of July 20, 2020 with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of July 20, 2020 with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s and its Subsidiaries’ existing policies as of July 20, 2020, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s and its Subsidiaries’ existing policies as of July 20, 2020; provided, however, that in no event shall the annual premium of the D&O Insurance during the Tail Period exceed 300 percent of the last annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on July 20, 2020, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 7.12.

(e) The rights of the Indemnified Parties under this Section 7.12 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or Contract that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 7.12 is not prior to or in substitution of any such claims under such policies).

(f) This Section 7.12 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 7.12.

7.13 Financing and Financing Cooperation.

(a) No Amendments to Financing Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not (without the prior written consent of the Company) permit any amendment or modification (including an amendment or modification effected by way of side letter) to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver would or could reasonably be expected to, (i) impose new or additional conditions precedent to the funding of the Financing, in a manner that would, or could reasonably be expected to (A) delay or prevent the consummation of the Merger, or (B) make the timely funding of the Financing less likely to occur in any respect, or (ii) adversely impact the ability of Parent, Merger Sub or the Company (solely with respect to the Equity Commitment Letter), to enforce its rights against the other parties to the Equity Commitment Letter or the definitive agreements with respect thereto.

(b) Equity Financing. Parent shall take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable to obtain the Financing, including by (i) maintaining in effect the Equity Commitment Letter, (ii) complying with its obligations under the Equity Commitment Letter, (iii) satisfying on a timely basis all conditions applicable to Parent or Merger Sub in such Equity Commitment Letter, (iv) enforcing its rights under the Equity Commitment Letter, including through the initiation of legal proceedings against the Equity Financing Source if and to the extent necessary to obtain the Financing contemplated thereby and (v) consummating the Financing at or prior to Closing, including by causing the Equity Financing Source to fund the Financing at the Closing, in each case in accordance with the terms of this Agreement and the Equity Commitment Letter.

(c) Information. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing and shall provide the Company with copies of all executed definitive agreements and all exhibits thereto related to the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall promptly notify the Company (i) of any material breach or default by any party to the Equity Commitment Letter or definitive agreements related to the Financing of which Parent has Knowledge, (ii) of the receipt by Parent or Merger Sub of any written notice or communication from the Equity Financing Source with respect to any breach, default, termination or repudiation (in each case, alleged or otherwise) by any party to the Equity Commitment Letter or any definitive agreement related to the Financing of any provisions of the Equity Commitment Letter or such definitive agreement and (iii) if for any reason, Parent or Merger Sub at any time believes it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Equity Commitment Letter or any definitive agreements related to the Financing; provided, however, that in no event will Parent be under any obligation to disclose any information pursuant to the preceding clauses (i), (ii) or (iii) that is subject to attorney-client or similar privilege; provided, further, that Parent shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information in a manner that would not risk waiver of such privilege.

(d) Financing Cooperation.

(i) Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use commercially reasonable efforts to cause its non-legal Representatives, including accounting, to provide (in each case at Parent’s sole expense) all cooperation reasonably requested by Parent that is customary in connection with the arrangement of any Debt Financing in connection with the transactions contemplated hereby, including, but not limited to using commercially reasonable efforts to (provided, however, that nothing in this Section 7.13 shall require the Company, its Subsidiaries or any of its or their Representatives to disclose any information that is subject to attorney-client, attorney work product or similar privilege or to contravene Law or violate any Contract), (i) assist in preparation for and participate (and use commercially reasonable efforts to cause management of an appropriate level to participate) in a reasonable number of meetings (but no more than two (2) in person “bank meetings” and additional telephonic meetings at reasonably agreed times), due diligence sessions, drafting sessions, and presentations with prospective lenders and rating agencies, (ii) assist Parent with the timely preparation of customary materials for bank information memoranda and ratings agency presentations (and assisting in the obtaining of corporate, credit and facility ratings from ratings agencies), and similar documents required to be delivered in connection with the Debt Financing (including executing a customary authorization letter to the extent reasonably requested by the Debt Financing Source authorizing the distribution of information about the Company and its Subsidiaries to prospective lenders), (iii) furnish Parent with the historical financial statements of the Company reasonably requested by the Debt Financing Sources (subject to the immediately following proviso, the “Required Financial Information”), (iv) provide Parent and Merger Sub with information reasonably necessary to complete customary perfection certificates and other customary loan documents as may be required in connection with the Debt Financing as may be reasonably requested by Parent or the Merger Sub, (v) assist Parent in delivering original stock certificates in the possession of the Company, if any, and original stock powers (or, if any, similar documents for limited liability companies) to the extent customary and reasonably required on or prior to the Closing Date by any definitive documentation with respect to the Debt Financing (including assisting in obtaining copies thereof prior to the Closing Date), and (vi) take reasonable corporate actions, subject to and only effective upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing; provided, that the Company shall not be required to provide, or cause its Subsidiaries or Representatives to provide, cooperation under this Section 7.13(c) that: (A) unreasonably interferes with the ongoing business of the Company or its Subsidiaries; (B) causes any covenant, representation or warranty in this Agreement to be breached; (C) causes any condition set forth in Article VIII to fail to be satisfied or otherwise causes the breach of this Agreement; (D) requires the Company or its Subsidiaries, prior to the Closing, to pay any commitment or other similar fee or incur or become subject to any other liability or obligation in connection with the Debt Financing which is not otherwise funded or promptly reimbursed by Parent; and (E) requires the Company and its Subsidiaries or their respective directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing and the directors and managers of the Company and its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained. So long as requested by Parent at least ten (10) days prior to the Closing Date, the Company will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to furnish Parent and the Merger Sub promptly, and in any event at least three (3) Business Days prior to the Closing Date, all documentation and other information with respect to the Company and its Subsidiaries that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and the beneficial ownership regulation set forth in 31 C.F.R. § 1010.230. The Company hereby consents to the use of its and its Subsidiaries’ trademarks, service marks or logos in connection with the Debt Financing; provided, that such trademarks, service marks or logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights. At least one (1) Business Day prior to the anticipated Closing Date, the Company will deliver to Parent a customary payoff letter in form reasonably acceptable to Parent executed by the lenders of the Credit Agreement, which letter will set forth (a) the total amount required to be paid at the Effective Time to satisfy in full the repayment of all Indebtedness outstanding under the Credit Agreement and, if any, all prepayment penalties, premiums and breakage costs that become payable upon such repayment and any other fees or expenses outstanding thereunder (the “Payoff Amount”), (b) the lenders’ obligation to release all liens and other security securing the Credit Agreement at Parent’s expense immediately after receiving the Payoff Amount, and (c) wire transfer instructions for paying the Payoff Amount. Notwithstanding the above, all corporate, limited liability or other organizational actions shall be deemed to become effective only if and when the Closing occurs and shall be derived exclusively from the authority of, and shall only be taken by, the board of directors of the Company and its Subsidiaries or other governing body of the Company and its Subsidiaries as constituted after giving effect to the Closing.

(ii) Upon the Company’s request, Parent will reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by or on behalf of the Company or any of its Subsidiaries in connection with this Section 7.13. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for any liabilities incurred by any of them in connection with any action taken by them pursuant to this Section 7.13 (other than arising from fraud, gross negligence or intentional misrepresentation on the part of the Company or its Subsidiaries or Representatives), whether or not the Merger is consummated or this Agreement is terminated in accordance with Article IX. Parent and Merger Sub acknowledge and agree that Section 7.13 shall not create any independent conditions to Closing and that obtaining the Financing is not a condition to the Closing.

7.14 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.15 Section 16 Matters. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, as of immediately prior to the Effective Time and subject to applicable Law, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Company shall provide to Parent or its counsel for review and approval drafts of any documentation prepared by the Company or its counsel to effectuate the foregoing and shall consider in good faith Parent’s comments thereto.

7.16 Transaction Litigation. Prior to the Effective Time, in the event that any stockholder litigation related to this Agreement or the Transactions is brought or, to the Knowledge of the Company, threatened against the Company or any members of the Company Board (other than any Proceeding in connection with, arising out of or otherwise related to a demand for dissenters’ rights under Sections 1300 through 1313 of the CCC, which shall be governed by Section 4.7) (“Transaction Litigation”), the Company shall as promptly as reasonably practicable notify Parent of such Transaction Litigation, including by providing copies of all pleadings with respect thereto. Thereafter, the Company shall keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. For purposes of this Section 7.16, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent will not be afforded any decision making power or other authority over such Transaction Litigation; provided, that no settlement, arrangement, agreement or compromise shall be offered or entered into with respect to any Transaction Litigation without the consent of Parent (not to be unreasonably withheld, delayed or conditioned).

7.17 Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the termination by the Surviving Corporation of the listing of the Company Common Stock on Nasdaq as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

7.18 Notice of Certain Events. Prior to the Closing Date, the Company and Parent shall, as promptly as reasonably practicable, notify the other in writing of:

(a) any notice or other communication received from any Person alleging that the consent, approval, permission or waiver from such Person is or may be required in connection with the Merger;

(b) any notice or other communication received from any Governmental Entity in connection with the Transactions; and

(c) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger or the other Transactions to be unsatisfied at the Effective Time, including the failure of any representation or warranty contained in this Agreement to be true or accurate at or prior to the Closing that would reasonably be expected to give rise to the failure of any of the conditions set forth in Section 8.2 or 8.3, as applicable, to be satisfied.

provided, however, that no failure to give such notification shall separately constitute a failure of any condition in Article VIII or a basis to terminate this Agreement unless the underlying fact, event or circumstance would independently result in such failure or provide such basis, and no notification given by any party pursuant to this Section 7.18 shall (i) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement, (ii) otherwise prejudice in any way the rights and remedies contained in this Agreement, (iii) be deemed to affect or modify Parent’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement or (iv) be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company. All information provided pursuant to this Section 7.18 shall be governed by the terms of the Confidentiality Agreement.

7.19 Works Councils. The Company and its Subsidiaries shall use commercially reasonably efforts to comply in all material respects with all notification, consultation and other processes, including with respect to any works council, economic committee, labor union or similar body, that are necessary to effectuate the Transactions. Parent shall take all steps reasonably required for the Company and its Subsidiaries to comply with such processes.

7.20 Resignations. At the written request of Parent, the Company shall cause each director of the Company or any director of any of the Company’s Subsidiaries to resign in such capacity, with such resignations to be effective as of the Effective Time.

7.21 FIRPTA Certificate. Prior to the Closing (but no earlier than ten (10) days prior to the Closing), the Company shall deliver to Parent an affidavit, under penalties of perjury, from the Company certifying that the Company is not a United States real property holding corporation, dated as of the Closing Date, together with the letter of notice to the U.S. Internal Revenue Service in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2), in each case and in the form attached hereto as Exhibit D (the “FIRPTA Certificate”).

7.22 Contract Assignment. The Company shall use its reasonable best efforts to cause the removal of the Principal Stockholder as a party from the contract set forth on Section 7.22 of the Company Disclosure Letter and to assign to the Company all of the Principal Stockholder’s rights, title and interest in such contract. Parent shall, and shall use its reasonable best efforts to cause its Representatives to use their reasonable best efforts to, cooperate with the Company and the Principal Stockholder in the removal of the Principal Stockholder as a party from the contract set forth on Section 7.22 of the Company Disclosure Letter and the assignment to the Company all of the Principal Stockholder’s rights, title and interest in such contract.

Article VIII

Conditions

8.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Written Consent. The Company and Parent shall have received duly executed copies of the Written Consent.

(b) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under any Antitrust Laws shall have expired or been earlier terminated, (ii) Principal Stockholder has obtained a No Objection Certificate from the Indian Tax Authority, (iii) the authorizations, consents, orders, approvals, filings and declarations listed in Section 8.1(b) of the Company Disclosure Letter shall have been filed, occurred or been obtained, (iii) the consent of the Reserve Bank of India to the Transactions shall have been obtained (the “RBI Consent”) (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under Antitrust Laws, being the “Requisite Regulatory Approvals”), and (iv) all such Requisite Regulatory Approvals shall be in full force and effect.

(c) Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.

8.2 Conditions to Obligation of Parent and Merger Sub. The respective obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.2 [Capital Structure of the Company] (except for any inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $1,000,000) and the first sentence of Section 5.6 [Absence of Certain Changes] and Section 5.22 [Title to Assets] (solely with respect to any inaccuracies where the assets or rights involved are held by the Principal Stockholder and have a value, individually or in the aggregate, that is more than $300,000) shall have been true and correct as of July 20, 2020 and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) each of the representations and warranties of the Company set forth in Section 5.1 [Organization, Good Standing and Qualification] (only with respect to due organization of the Company and its Subsidiaries), Sections 5.3(a), (b) and (d) [Corporate Authority; Approval and Fairness], Section 5.11 [Takeover Statutes] and Section 5.19 [Brokers and Finders] shall have been true and correct in all material respects as of July 20, 2020 and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iii) each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of July 20, 2020 and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. During the period from July 20, 2020 through the Closing Date, there shall not have been a Material Adverse Effect with respect to the Company and its Subsidiaries that is ongoing as of the Closing.

(d) Contract Termination. The Company shall provide evidence, in form and substance reasonably acceptable to Parent, of the termination of the Contracts set forth on Section 8.2(d) of the Company Disclosure Letter.

(e) Company Closing Certificate. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of July 20, 2020 and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, an Effect that would prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Article IX

Termination

9.1 Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of the Company Board and Parent.

9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or Parent, if:

(a) the Merger shall not have been consummated by 5:00 p.m. EST on January 20, 2021 (the “Outside Date”);

(b) if the Principal Stockholder fails to obtain the requisite votes for the Principal Stockholder Shareholder Approval pursuant to the Principal Stockholder Postal Ballot; or

(c) any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (a “Final Order”);

provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to (i) any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of a condition to the consummation of the Merger nor (ii) in addition to the immediately preceding clause (i), to the Company in the event the Principal Stockholder’s action or failure to fulfill any obligation under the Support Agreement has been the principal cause of or resulted in the failure of a condition to the consummation of the Merger.

9.3 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent and Merger Sub:

(a) prior to the time the Written Consent is delivered, if (i) the Company Board shall have made a Change of Recommendation or (ii) the Company shall have materially breached Section 7.2;

(b) if at any time prior to the Effective Time, there has been a breach or failure to perform by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have been inaccurate when made or shall have become inaccurate after July 20, 2020, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach, failure or inaccuracy is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Parent to the Company and (ii) the Outside Date); provided that Parent may not terminate this Agreement pursuant to this Section 9.3(b) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement such that any of the conditions set forth in Section 8.3(a) or 8.3(b) would not be satisfied;

(c) if Principal Stockholder has obtained the requisite votes for the Principal Stockholder Shareholder Approval pursuant to the Principal Stockholder Postal Ballot but the Written Consent has not been delivered to Parent by the Consent Delivery Deadline (provided, that such termination right shall lapse automatically upon delivery to Parent of the Written Consent) or if, after delivery to Parent, such Written Consent is rescinded, withdrawn or modified in any manner adverse to Parent, Merger Sub or the Merger; or

(d) if (i) the Principal Stockholder has not completed the Principal Stockholder Postal Ballot by close of business (India Standard Time) on September 11, 2020 or (ii) the Principal Stockholder has not made the voting results of the Principal Stockholder Postal Ballot publicly available to its shareholders through the stock exchange in India as soon as practical and in no event later than twenty-four (24) hours following the date (India Standard Time) of receipt by Principal Stockholder from the scrutinizer of the voting results of the Principal Stockholder Postal Ballot; provided, that such termination right shall automatically lapse at the end of the first (1st) Business Day following the date on which the Principal Stockholder Postal Ballot has been completed and the voting results have been made available to the Principal Stockholder’s shareholders through the stock exchange in India.

9.4 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:

(a) if prior to the time the Written Consent is delivered, the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, to the extent the Company has complied in all material respects to the terms and conditions set forth Section 7.2 with respect to such Superior Proposal, and the Company, prior to or concurrently with such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.5;

(b) if at any time prior to the Effective Time, there has been a breach or failure to perform by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have been inaccurate when made or shall have become inaccurate after July 20, 2020, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach, failure or inaccuracy to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured before the earlier of (i) thirty (30) days after the giving of notice thereof by the Company to Parent and (ii) the Outside Date), provided that the Company Board may not terminate this Agreement pursuant to this Section 9.4(b) if (A) the Company is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement or (B) Principal Stockholder is then in material breach of any representation, warranty, covenant or agreement set forth in the Support Agreement, in each case such that any of the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied; or

(c) (i) if all the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied at the Closing), (ii) Parent and Merger Sub have failed to consummate the Merger on the date required pursuant to Section 2.2, (iii) after the occurrence of clauses (i) and (ii), the Company has irrevocably notified Parent in writing that the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied at the Closing and the date of termination), the Company is ready, willing and able to consummate the Merger and has given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 9.4(c) and the intended termination date (which date shall be after the third Business Day after the date of such notice) if Parent and Merger Sub fail to consummate the Merger, and (iv) Parent and Merger Sub fail to consummate the Merger on the later of the expiration of such three (3) Business Day period and the date set forth in the foregoing notice.

9.5 Effect of Termination and Abandonment.

(a) Any proper termination of this Agreement pursuant to this Article IX shall be effective immediately upon the delivery of written notice of such termination by the terminating Party to the other Party. Except to the extent provided in Section 9.5(b) and Section 9.5(c) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates) and all rights and obligations of any Party shall cease; provided, however, and notwithstanding anything in the foregoing to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement prior to its termination and (ii) the provisions set forth in Section 7.9, in Section 7.11, in this Section 9.5 and the provisions set forth, or referred to, in the second sentence of Section 10.1 and Section 10.2(a) (as applicable to such provisions that survive termination as set forth herein) shall survive the termination of this Agreement.

(b) In the event that this Agreement is validly terminated

(i) (A) by either (1) the Company or Parent pursuant to Section 9.2(a) [Outside Date], if at the time of such termination Parent would have been entitled to terminate this Agreement pursuant to Section 9.3(b) and the Parent Termination Fee is not payable pursuant to Section 9.5(c)(ii) or (2) by Parent pursuant to Section 9.3(b) [Company Breach], or Section 9.3(d) [Principal Stockholder Failure to Hold Principal Stockholder Postal Ballot], (B) following the execution and delivery of this Agreement and prior to the termination of this agreement pursuant to Section 9.2(a), Section 9.3(b) or Section 9.3(d), a bona fide Acquisition Proposal has been made to the Principal Stockholder, the Company or any of its Subsidiaries, and (C) within twelve (12) months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to such Acquisition Proposal (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” for purposes of this Section 9.5(b)(i)), then within one (1) Business Day of entering into or consummation of such Alternative Acquisition Agreement, the Company shall pay the Company Termination Fee to Parent or its designee, in each case by wire transfer of immediately available funds;

(ii) by Parent pursuant to Section 9.3(a) [Company Change of Recommendation] or Section 9.3(c) [Failure to Deliver Written Consent], then within one (1) Business Day of such termination the Company shall pay the Company Termination Fee to Parent or its designee, in each case by wire transfer of immediately available cash funds;

(iii) by the Company pursuant to Section 9.4(a) [Company Fiduciary Out for Superior Proposal], then concurrently with such termination, the Company shall pay the Company Termination Fee to Parent or its designee, in each case by wire transfer of immediately available cash funds; or

(iv) (A) by Parent pursuant to Section 9.3(d) [Principal Stockholder Failure to Hold Principal Stockholder Postal Ballot] and (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 9.3(d), a bona fide Principal Stockholder Acquisition Proposal has been made to the Principal Stockholder or any of its respective Subsidiaries (including the Company) and (C) within twelve (12) months after such termination, the Principal Stockholder shall have entered into a definitive transaction agreement with respect to such Principal Stockholder Acquisition Proposal (with “50%” being substituted in lieu of “20%” in each instance thereof for purposes of this Section 9.5(b)(iv)), then within one (1) Business Day entering into or consummation of such definitive transaction agreement in connection with such Principal Stockholder Acquisition Proposal, the Company shall pay the Company Termination Fee to Parent or its designee, in each case by wire transfer of immediately available funds.

In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) In the event that this Agreement is validly terminated (i) by the Company pursuant to Section 9.4(b) [Parent or Merger Sub Breach] or Section 9.4(c) [Parent or Merger Sub Failure to Close], or (ii) by the Company or Parent pursuant to Section 9.2(a) [Outside Date], if, in the case of this clause (ii) at the time of termination the Company would have been entitled to terminate this Agreement pursuant to Section 9.4(b) or Section 9.4(c), then promptly, but in no event later than two (2) Business Days after the date of such termination, Parent shall pay the Parent Termination Fee to the Company by wire transfer of immediately available cash funds. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) (i) The Parties hereby acknowledge and agree that the agreements contained in this Section 9.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that (A) in the event that the Company Termination Fee or the Parent Expenses becomes payable by, and is paid by, the Company pursuant to Section 9.5(b) or Section 9.6, as applicable, the Company Termination Fee or the Parent Expenses (in the event that the Company Termination Fee does not become payable pursuant to Section 9.5(b)(i) or Section 9.5(b)(iv)), as applicable, shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages of any kind, including consequential, special, indirect or punitive damages, in any case pursuant to this Agreement, any agreement executed in connection herewith and the transaction contemplated herby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure and (B) in the event that the Parent Termination Fee becomes payable by, and is paid by, Parent and accepted by the Company pursuant to Section 9.5(c), such fee shall be the Company’s sole and exclusive remedy for monetary damages of any kind, including consequential, special, indirect or punitive damages pursuant to this Agreement, any agreement executed in connection herewith and the transaction contemplated herby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure.

(ii) If the Company fails to promptly pay the amounts due pursuant to Section 9.5(b) or Section 9.6, or Parent fails to promptly pay the amount due pursuant to Section 9.5(c), and, in order to obtain such payment, the other party commences a suit against the Party obligated to make such payment (the “Payor”) that results in a judgment against the Payor, the Payor shall pay the other party its reasonable and documented out of pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the U.S. prime rate as shown at the end of the trading day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, on the date such payment was required to be made through the date of payment; provided, that such amounts shall not exceed collectively $1,000,000.

(iii) Notwithstanding anything herein to the contrary, the Company expressly acknowledges and agrees that: (i) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of the Parent Termination Fee pursuant to Section 9.5(c), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company by reason of breach or termination of this Agreement, shall be in full and complete satisfaction of any and all monetary damages of the Company arising out of or related to this Agreement, the Merger or the other Transactions (including any breach of this Agreement), the termination of this Agreement, the failure to consummate the Merger or the other Transactions, and any claims or actions under applicable Law arising out of any such breach, termination or failure; and (ii) in no event shall the Company be entitled to seek or obtain any recovery or judgment (including any consequential, special, indirect or punitive damages) in excess of an amount equal to the Parent Termination Fee (plus, in the case the Parent Termination Fee is not timely paid, the amounts described in Section 9.5(d)(ii)) against Parent, Merger Sub, its Subsidiaries, the Guarantors or any of their respective former, current or future stockholders, directors, officers, employees, Affiliates, agents, other Representatives or the Debt Financing Sources or any of their respective assets; provided, however, that this Section 9.5(d)(iii) shall not limit the right of the Company to specific performance of this Agreement pursuant to Section 10.6 prior to the termination of this Agreement in accordance with its terms.

(iv) Nothing in this Section 9.5 shall limit or otherwise restrict the rights and remedies of the Company under Section 10.6.

9.6 Expenses. If this Agreement is terminated by Parent pursuant to Section 9.3(b) [Company Breach] or Section 9.3(d) [Principal Stockholder Failure to Hold Principal Stockholder Postal Ballot], the Company shall pay to Parent (or its designee(s)) all reasonable and documented out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment banks, advisors and consultants to Parent, Merger Sub, the Guarantors or their respective Affiliates, and all out-of-pocket fees and expenses of Debt Financing Sources for which Parent, Merger Sub, the Guarantors or their Affiliates may be responsible) actually incurred by Parent, Merger Sub, the Guarantors or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, which amount shall not be greater than $2,000,000 (the “Parent Expenses”), by wire transfer of immediately available funds within two (2) Business Days of such termination to an account designated by Parent; provided, that any Parent Expenses paid by the Company to Parent pursuant to this Section 9.6 shall be credited against, and shall thereby reduce, any Company Termination Fee that may be required to be paid by the Company to Parent pursuant to Section 9.5(b)(i) and Section 9.5(b)(iv). For the avoidance of doubt, in no event shall the Company be required to pay Parent the Parent Expenses on more than one occasion.

9.7 Payments; Non-Recourse Parties.

(a) Notwithstanding anything to the contrary in this Agreement, under no circumstances will the collective monetary damages payable by Parent, Merger Sub, Guarantors or any of their Affiliates for breaches under this Agreement, the Limited Guaranty or the Equity Commitment Letter exceed an amount equal to the sum of (i) the Parent Termination Fee and (ii) the amounts described in Section 9.5(d)(ii), giving effect to the collective limitation set forth therein, for all such breaches (the “Parent Liability Limitation”). In no event will any of the Company or any of its Affiliates seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (i) Parent, Merger Sub or Guarantor; or (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, advisors, attorneys, Debt Financing Sources, Affiliates (other than Parent, Merger Sub or Guarantor), members, managers, general or limited partners and assignees of each of Parent, Merger Sub and Guarantor (the Persons in clauses (i) and (ii) collectively, the “Parent Related Parties”), and in no event will the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Limited Guaranty, the Equity Commitment Letter (subject to the terms and conditions set forth therein and in Section 10.6(b) of this Agreement to the extent applicable) and other than obligations of Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person other than Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.

(b) Notwithstanding anything to the contrary in this Agreement, under no circumstances will the collective monetary damages payable by the Company or any of its Affiliates for breaches under this Agreement exceed an amount equal to the Company Termination Fee for all such breaches (the “Company Liability Limitation”). In no event will any of the Parent, Merger Sub or any of their Affiliates seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against (i) the Company; or (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, advisors, attorneys, Affiliates (other than the Company), members, managers, general or limited partners and assignees of the Company (the Persons in clauses (i) and (ii) collectively, the “Company Related Parties”), and in no event will Parent, Merger Sub or any of their Affiliates be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to this Agreement, and other than obligations of the Company to the extent expressly provided in this Agreement, in no event will any Company Related Party or any other Person other than the Company have any liability for monetary damages to Parent or Merger Sub or any other Person relating to or arising out of this Agreement or the Merger.

(c) This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any Party or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, other Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or Proceeding (whether at law or equity, in contract, in tort or otherwise) based on, in respect of or by reason of the Transactions or in respect of any written or oral representations made or alleged to be made in connection herewith, except to the extent arising from fraud on the part of such Non-Recourse Party. Without limiting the rights of the Company against Parent, in no event will the Company seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Party.

(d) Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its controlled Affiliates that this Agreement may not be enforced against any Debt Financing Sources, and none of the Debt Financing Sources shall have any liability under this Agreement or for any claim or Proceeding (whether at law or equity, in contract, in tort or otherwise) based on, in respect of or by reason of the transactions contemplated hereby and thereby (including any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Laws arising out of any such breach, termination or failure. None of the Debt Financing Sources will have any liability to the Company or any of the Company Related Parties relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of the Company Related Parties will have any rights or claims or make any claims against any of the Debt Financing Sources hereunder or thereunder. For the avoidance of doubt, no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

(e) Nothing in the Section 9.7 shall limit or otherwise restrict the rights and remedies of the Company under Section 10.6, other than as contemplated therein.

Article X

Miscellaneous and General

10.1 Survival. Article I, this Article X (provided that Section 10.6 shall survive only with respect to those provisions of this Agreement that expressly survive termination pursuant to Section 9.5) and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 7.10 [Employee Benefits], Section 7.11 [Expenses] and Section 7.12 [Indemnification; Directors’ and Officers’ Insurance], the indemnification and reimbursement obligations of Parent pursuant to Section 7.13 [Financing and Financing Cooperation], the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, the agreements of the Company, Parent and Merger Sub contained in Section 7.11 [Expenses] and Section 9.5 [Effect of Termination and Abandonment], the indemnification and reimbursement obligations of Parent pursuant to Section 7.13 [Financing and Financing Cooperation], the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement.

10.2 Definitions. For the purposes of this Agreement, except as otherwise expressly provided herein, the following terms have meanings set forth in this Section 10.2:

(a) Defined Terms

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest from a Person relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries pursuant to which the stockholders of the Company immediately prior to the consummation of such transaction hold less than 80% of each class of outstanding voting and equity interests of the resulting or surviving entity or (b) any acquisition, purchase or exclusive license by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 20% or more of the total voting power or of any class of equity securities of the Company, or more than 20% of the consolidated net revenues, net income or total assets (it being understood that the percentage of total assets shall be calculated by Fair Value and that total assets of the Company, as applicable, include equity securities of Subsidiaries of the Company) of the Company. Notwithstanding the foregoing, for purposes of Section 9.5(b)(i) only, the results described in clause (b) above shall exclude the beneficial ownership of any Person obtained or that would be obtained solely as a result of such Person becoming the beneficial owner of securities of Principal Stockholder.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day ending at 11:59 p.m. EST other than a Saturday or Sunday or a day on which banks in the City of New York or the State of California are required or authorized by Law to close. For purposes of Section 7.3, and Section 9.3(d), “Business Day” shall mean any day ending at 11:59 p.m. IST other than a Saturday or Sunday or a day on which banks in India are required or authorized by Law to close.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and any rules or regulations promulgated thereunder.

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, contributed to or required to be contributed to by the Company or any of its Subsidiaries covering any employee or former employee of the Company or any of its Subsidiaries, or the beneficiaries and dependents of any employee or former employee of the Company or its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or potential liability or obligation (including on account of a Company ERISA Affiliate) including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and any employment, consulting, retirement, pension, severance, termination indemnity, separation, retention, salary continuation, vacation, sick leave, paid time off, termination, change in control, deferred compensation, equity, equity-based, incentive, bonus, savings, supplemental retirement, profit sharing, insurance, medical, disability, accident, housing assistance, welfare, fringe or other benefit plan program, policy, contract, agreement, arrangement or remuneration of any kind, including, for the avoidance of doubt, each Non-U.S. Company Benefit Plan.

“Company Employee” means any current or former employee, officer or director of the Company or any of its Subsidiaries.

“Company ERISA Affiliate” means all Persons (whether or not incorporated) that, together with the Company or any of its Subsidiaries, is or at any relevant time would be treated as a “single employer” within the meaning of Section 414 of the Code.

“Company ESPP” means the Majesco Employee Stock Purchase Plan.

“Company Option” means any option to purchase shares of Company Common Stock that is outstanding, unexpired and unexercised immediately prior to the Effective Time.

“Company RSU” means any restricted stock unit award with respect to Company Common Stock that is outstanding immediately prior to the Effective Time.

“Company Termination Fee” means an amount equal to $25,505,846.62

“Company Warrant” means that certain Stock Purchase Warrant, dated as of September 1, 2015, by and between the Company and Maxim Partners, LLC.

“Confidentiality Agreement” means the Confidentiality Agreement, entered into between the Company and Thoma Bravo, LLC (n/k/a Thoma Bravo, L.P.), dated June 12, 2020.

“Contract” means any written or oral contract, agreement, lease, sublease, license, note, mortgage, bond, indenture, arrangement or other obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“Credit Agreement” means the Loan Agreement, dated as of March 23, 2016, by and between the Company and HSBC Bank USA, National Association, as amended, restated, amended and restated, supplemented or otherwise modified on prior to the Closing Date.

“Data Protection Legislation” means all applicable Laws concerning the collection, protection, storage, use, processing, transfer, or disposition of Personal Information and data privacy in any applicable jurisdiction worldwide, including Directive 95/46/EC, Regulation (EU) 2016/679 (the General Data Protection Regulation), the California Consumer Privacy Act of 2018 and the Privacy and Electronic Communications (EC Directive) Regulations 2003 and any national implementing legislation, and any other legislation which implements any other current or future legal act of the European Union concerning the protection and processing of Personal Information.

“Debt Financing” means the lending by Debt Financing Sources of amounts for the purposes of financing the Transactions.

“Debt Financing Source” means each financial institution and other entity (including the lenders and each agent and arranger) that commits to provide or otherwise enters into agreements to provide or arrange Debt Financing in connection with the Transactions, together with each Affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such entity or Affiliate and their respective successors and assigns.

“DTC” means The Depository Trust Company.

“Effect” means any effect, event, discovery, development, change, state of facts, condition, circumstance or occurrence.

“Environmental Law” means any Law relating to: (a) the pollution or protection of the environment; or (b) public or worker health or safety (as it relates to exposure to Hazardous Substances); or (c) the handling, use, storage, treatment, transportation, disposal, release or threatened release of, or exposure of any Person to, any Hazardous Substance.

“Equity Financing Source” means the entities set forth on the signature pages to the Equity Commitment Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means (i) shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and shares of Company Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Dissenting Shares.

“Executive Officers” mean those officers considered by the Company to be executive officers within the meaning of Rule 3b-7 under the Exchange Act.

“Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator (public or private) or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Guarantors” means the entities set forth on the signature pages to the Limited Guaranty under the heading Guarantors.

“Hazardous Substance” means any substance, material or waste, that is listed, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant under, or for which liability or standards of conduct may be imposed pursuant to, any applicable Environmental Law, including petroleum, asbestos, lead, silica, radiation, mold, noise and odor.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith and deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment arising in connection with earnouts or other contingent payment obligations under Contracts (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); (iv) pursuant to securitization or factoring programs or arrangements; (v) arising out of interest rate and currency swap arrangements, hedging arrangements, or any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) for letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person (in each case whether or not drawn, contingent or otherwise), (vii) with respect to vendor advances or any other advances; (viii) with respect of unpaid severance, incentive bonuses (that have been accrued or should have been accrued in accordance with GAAP), (ix) with respect to accrued, but unpaid, pension or similar retirement liability; (x) any unfunded or underfunded defined benefit or similar liabilities or obligations (including, for the avoidance of doubt, statutory gratuity or similar obligations) or (xi) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person of the type contemplated by clauses (i) – (x) above (other than between or among the Company and its wholly owned Subsidiaries).

“Indian Tax Authority” means the Assessing Officer as defined under Section 2(7A) of the Income-tax Act, 1961 and any other income tax authority authorized under the Income-tax Act, 1961.

“Intellectual Property Rights” means all intellectual property and proprietary rights arising under the Laws of any jurisdiction in the world, including: (i) trademarks, service marks, trade names, certification marks, collective marks, logos, slogans, and trade dress, all applications and registrations for the foregoing; (ii) patents and patent applications, including divisionals, continuations, continuations-in-part, extensions, re-issues, re-examinations, and foreign counterparts; (iii) a “Trade Secret” as such term is defined in the Uniform Trade Secrets Act and other confidential or proprietary information and know-how (collectively, “Trade Secrets”); (iv) registered and unregistered copyrights in published and unpublished works of authorship (including Software and databases), and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) Internet domain names and URLs.

“Intervening Event” means any material Effect that has materially improved or materially improves, or would be reasonably likely to materially improve the business, financial condition, assets and liabilities or results of operations of the Company and its Subsidiaries, taken as a whole that was not known to, or reasonably foreseeable by, the Company Board as of July 20, 2020, that becomes known to the Company Board after execution of this Agreement and prior to the delivery of the Written Consent; provided, that in no event shall any of the following constitute or be deemed to be an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto, or (ii) changes in the stock price of the Company Common Stock or the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after July 20, 2020, or changes after July 20, 2020 in the credit rating of the Company (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred for any of the foregoing in this clause (ii)).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, information technology systems and infrastructure, and all associated documentation.

“Knowledge” when used in this Agreement (i) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 10.2(c) of the Company Disclosure Letter, in each case after reasonable inquiry of such individuals’ direct reports, and (ii) with respect to Parent means the actual knowledge of the Persons listed on Section 10.2(c) of the Parent Disclosure Letter.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, constitution, rule, regulation, standard, judgment, determination, Governmental Order, arbitration, award, treaty, code, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

“Licenses” means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Limited Guaranty” means the limited guaranty, dated as of July 20, 2020, by the Guarantors, as amended by that certain Amendment to Limited Guarantee, dated as of the date hereof, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement as more particularly set forth therein.

“Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect (i) is, or would reasonably be expected to be, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (ii) would reasonably be expected to prevent or materially impair or delay the consummation by the Company of the Merger prior to the Outside Date; provided, however, that, with respect to clause (i) only, none of the following Effects, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting the economy, credit, capital, securities, currency or financial markets or political, regulatory or business conditions in any jurisdiction in which the Company or any of its Subsidiaries operates or in which any of the Company’s or any of its Subsidiaries’ products or services are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which the Company and its Subsidiaries operate;

(C) any changes in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, employees, suppliers, distributors, Governmental Entities, financing sources, business partners or similar relationships that relates to the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of, or any facts or circumstances relating to, or any actions taken or failed to be taken by, Parent or any of its Affiliates, including any Proceeding with respect to this Agreement and the Transactions; provided, however, that the exceptions in this clause (C) shall not apply with respect to references to Material Adverse Effect in the representations and warranties contained in Section 5.4(a) [Governmental Filings; No Violations; Certain Contracts, Etc.] (and in Section 8.2(a) and Section 9.4(c) to the extent related to such portions of such representation);

(D) changes or modifications or proposed changes or modifications in GAAP or in any Law, including the repeal thereof, or in the authoritative interpretation or enforcement thereof, in each case after July 20, 2020;

(E) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect;

(F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, including cyberattacks, any hurricane, flood, tornado, earthquake, tsunami or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, or any national or international calamity or crisis, whether or not caused by any Person;

(G) any Transaction Litigation or other Proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of Law, in each case, relating to this Agreement or the Transactions;

(H) any actions taken or failed to be taken by the Company or any of its Subsidiaries that are required to be taken by this Agreement or any actions taken or failed to be taken with Parent’s written consent or at Parent’s written request (except for any obligation hereunder to operate in the Ordinary Course or similar obligation);

(I) the credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of their respective securities; provided, that the exception in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such change, announcement of a change or potential change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect;

(J) the market price or trading volume, of the shares of Company Common Stock or any other capital stock or debt securities of the Company; provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; or

(K) the availability or cost of equity, debt or other financing to Parent or Merger Sub.

provided further that, with respect to clauses (A), (B), (D) and (F), such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred if it disproportionately adversely affects the Company and its Subsidiaries compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

“Nasdaq” means the Nasdaq, Inc.

“No Objection Certificate” means a no-objection certificate issued by the Indian Tax Authority under section 281 of the Income Tax Act, 1961 in relation to the alienation or divestment of the Principal Stockholder’s shareholding in the Company.

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan or other benefit or compensation plan, program, agreement, or arrangement that is that is subject to the applicable Law of a jurisdiction other than the United States (whether or not United States Law also applies) or maintained primarily for the benefit of Company Employees who reside or work primarily outside of the United States.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Open Source Software” means any Software (i) licensed pursuant to any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, (ii) that is distributed as open source Software, or free Software under the Free Software Definition (as promulgated by the Free Software Foundation), (iii) licensed pursuant to any “copyleft” license, (iv) licensed pursuant to any Reciprocal License, or (v) licensed or distributed under licensing or distribution models similar to any of the foregoing.

“Ordinary Course” means, with respect to an action taken or not taken by any Person, that such action or inaction is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents and share registers or comparable documents.

“Parent Termination Fee” means an amount equal to $51,011,693.24.

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the taxpayer is contesting in good faith through appropriate Proceedings and for which adequate reserves have been established and maintained on the Company Reports in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate Proceedings; (c) other easements, covenants, conditions, restrictions and other similar matters of record affecting title to any parcel of Leased Real Property that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (d) non-exclusive licenses and other rights with respect to Intellectual Property Rights entered into in the Ordinary Course; and (e) any other Encumbrance disclosed in the Company Disclosure Letter or for which adequate reserves have been established and maintained on the Company Reports in accordance with GAAP.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that identifies or could be reasonably used to identify an individual, and any other personal information or personal data that is subject to applicable Data Protection Legislation.

“Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Surviving Corporation and its Subsidiaries (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under then-present conditions for the sale of comparable business enterprises.

“Principal Stockholder” means Majesco Limited, a public limited company incorporated under applicable Laws in India and domiciled in India.

“Principal Stockholder Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest from a Person relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Principal Stockholder or any of its Subsidiaries (other than the Company or its Subsidiaries) pursuant to which the stockholders of the Principal Stockholder immediately prior to the consummation of such transaction hold less than 80% of each class of outstanding voting and equity interests of the resulting or surviving entity or (b) any acquisition or purchase by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 20% or more of the total voting power or of any class of equity securities of the Principal Stockholder.

“Principal Stockholder Shareholder Approval” means approval for the Principal Stockholder Divestment by the shareholders of the Principal Stockholder in accordance with applicable Laws.

“Proceeding” means any action, cause of action, claim, charge, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge; (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software; (iv) a requirement that such other Software be redistributable by other licensees; or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys in fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Sanctioned Country” means a country or territory which is currently or has in the last five years been itself the subject of or target of any Sanctions and Export Control Laws (for purposes of this Agreement, Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

“Sanctioned Person” means a Person subject or target of sanctions or restrictions under Sanctions and Export Control Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List or maintained by a Governmental Entity, (ii) located, organized or resident in a Sanctioned Country, or (iii) greater than 50% owned or controlled by one or more Persons described in clauses (i) or (ii) above.

“Sanctions and Export Control Laws” means all U.S. and non-U.S. Laws relating to (i) economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, and the European Union; and (ii) export, reexport, transfer and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by the U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Solvent” means that, as of any date of determination, (a) the Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (b) the Fair Value of the assets of the Surviving Corporation and its Subsidiaries will, as of such date, exceed its all of its liabilities, contingent or otherwise, as of such date, (c) the Surviving Corporation and its Subsidiaries will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or is about to be engaged and (d) the Surviving Corporation and its Subsidiaries will be able to pay their debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its Indebtedness, in each case after giving effect to the Transactions. For purposes of the definition of “Solvent”, (i) “debt” means liability on a “claim” and (ii) “claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

“Stock Plan” means the Majesco 2015 Equity Incentive Plan (as amended on August 13, 2018).

“Subsidiary” means, with respect to any Person, any other Person of which (i) at least a majority of the securities or (ii) ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal that would result in (a) a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company (or of the surviving entity in a merger involving the Company, as applicable) or more than 50% of the consolidated net revenues, net income or total assets (it being understood that the percentage of total assets shall be calculated by Fair Value and that total assets of the Company include equity securities of Subsidiaries of the Company) of the Company that the Company Board has determined in good faith after consultation with outside legal counsel and its financial advisor that is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal, the identity of the Person(s) making the proposal, the sources of and terms of any financing, financing market conditions, and the timing of such consummation, and if consummated, would result in a transaction more favorable to the Company’s stockholders (in their capacities as such) from a financial point of view, than the Merger (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 7.2(d)).

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, net income, gross receipts, net worth, windfall, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, social security, disability, use, property, escheat, unclaimed property, transfer, registration, withholding, excise, production, value added, goods and services, occupancy, alternative or add-on minimum and other taxes of any nature whatsoever imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including any elections, declarations, disclosures, schedules, estimates, claims for refunds, property tax rendition, information returns, or other filings) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or supplied or required to be filed or supplied to a Taxing Authority.

“Taxing Authority” means any Governmental Entity responsible for the determination, collection, assessment, enforcement or imposition of any Tax (domestic or foreign).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

TABLE OF DEFINED TERMS

Term	Section
Agreed Remedial Action	7.1(c)
Agreement	Preamble
Alternative Acquisition Agreement	7.2(c)(ii)
Anti-Corruption Laws	5.10(d)
Applicable Date	5.5(a)
Bankruptcy and Equity Exception	5.3(a)
Book-Entry Share	3.2
Bylaws	2.5
Capitalization Date	5.2(a)
CCC	Recitals
Certificate	3.2
Certificate of Merger	2.3
Change of Recommendation	7.2(c)(ii)
Charter	2.4
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article V
Company Equity Awards	3.5(d)
Company Equity Payments	3.5(d)
Company ESPP	3.5(c)

Term	Section
Company ESPP Offering Period	3.5(c)
Company Financial Advisor	5.3(b)
Company Intellectual Property	5.15(b)
Company Labor Agreement	5.9(b)
Company Options	3.5(a)
Company Recommendation	5.3(b)
Company Related Parties	9.7(b)
Company Reports	5.5(a)
Company Securities	5.2(b)
Consent Delivery Deadline	7.3
Consent Solicitation Statement	5.3(c)
Continuing Employee	7.10
D&O Insurance	7.12(b)
Data Requirements	5.15(i)
Dissenting Shares	4.7
Effective Time	2.3
Eligible Shares	3.1
Encumber	5.2(a)
Encumbrance	5.2(a)
Equity Commitment Letter	6.7(a)
Exchange Fund	4.1
Final Order	9.2(c)
Governmental Antitrust Entity	7.6(c)(i)
Indemnified Parties	7.12(a)
Insurance Policies	5.16
Letter of Transmittal	4.2(a)
Material Contract	5.17(a)(xvi)
Material Customers	5.20(a)
Material Suppliers	5.20(a)
Merger	Recitals
Merger Consideration	3.1
Merger Sub	Preamble
Money Laundering Laws	5.10(f)
New Plans	7.10(b)
Non-DTC Book-Entry Share	4.2(b)
Non-Recourse Party	9.7(b)
Opinion	5.3(b)
Outside Date	9.2(a)
Parent	Preamble
Parent Approvals	6.3(a)
Parent Board	Recitals
Parent Disclosure Letter	Article VI
Parent Expenses	9.6
Parent Liability Limitation	9.7(a)
Parent Match Period	7.2(d)

Term	Section
Parent Related Parties	9.7(a)
Party/Parties	Preamble
Paying Agent	4.1
Payoff Amount	7.13(d)(i)
Payor	9.5(d)(ii)
Principal Stockholder Divestment	Recitals
Principal Stockholder Postal Ballot	7.3
Product	5.18
Proposed Change Notice	7.2(d)
RBI Consent	8.1(b)
Requisite Regulatory Approvals	8.1(b)
SEC Clearance Date	7.4(a)
Support Agreement	Recitals
Surviving Corporation	2.1
Tail Period	7.12(b)
Takeover Statute	5.11
Trade Controls	5.10(e)
Transaction Litigation	7.16
Transactions	Recitals
UKBA	5.10(d)
WARN Act	5.9(c)
Written Consent	Recitals

(b) Interpretation and Construction.

(i) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(ii) The Preamble, and all Recital, Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein.

(iii) The phrases “made available” and “make available” when used in this Agreement in reference to any information made or to be made available to Parent or its Representatives shall be deemed to include any information uploaded and made available to Parent and its Representatives prior to July 20, 2020 in the electronic data room hosted by the Company in connection with the Transactions or otherwise transmitted to, or in the possession of, Parent or its Representatives.

(iv) Except as otherwise expressly provided herein, for purposes of this Agreement: (A) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (B) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (C) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (D) the word “or” is not exclusive; (E) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (F) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(v) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(vi) Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(vii) Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(viii) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article V or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(ix) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(x) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; and, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

10.3 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.12 [Indemnification; Directors’ and Officers’ Insurance], at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after the Company and Parent’s receipt of the Written Consent, if any such amendment or waiver will by applicable Law or in accordance with the rules and regulations of Nasdaq require further approval of the stockholders of the Company or Principal Stockholder, the effectiveness of such amendment or waiver will be subject to the approval of the stockholders of the Company or Principal Stockholder, as applicable. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. Notwithstanding anything to the contrary contained herein, Sections 9.7(d), 10.3(a), 10.5, 10.6(b), 10.9, 10.10 and 10.13 (and any other provision of this Agreement solely to the extent an amendment, supplement, waiver or other modification of such provision would materially amend the substance of such Sections 9.7(d), 10.3(a), 10.5, 10.6(b), 10.9, 10.10 and 10.13 as they apply to the Debt Financing Sources) may not be amended, supplemented, waived or otherwise modified in a manner that is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.5(d).

10.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.5 Governing Law and Venue; Submission to Jurisdiction; Arbitration of Disputes.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. Notwithstanding anything to the contrary contained in this Agreement, all disputes against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the Transactions, whether at law or equity, in contract, in tort or otherwise, will be governed by, and construed and enforced in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed entirely within the State, without regard to conflict of law principles that would result in the application of any Law other than the Law of the State of New York.

(b) Except as permitted under Section 10.6, any dispute arising out of or relating to this Agreement shall be exclusively and finally settled by confidential arbitration in accordance with the rules of the American Arbitration Association. Unless otherwise agreed in writing by the parties, the arbitral tribunal shall consist of three arbitrators and the seat of the arbitration shall be in the State of California. All arbitration proceedings, including all written submissions and evidence provided, shall be confidential and shall not be disclosed to any third party, except to the extent: (i) required by applicable law, (ii) required in connection with any court application for interim relief or post-arbitration confirmation or enforcement proceedings, or (iii) all other parties to the arbitration proceedings consent to the disclosure. The arbitration hearing shall be held within twelve months after the filing of the arbitration demand with the AAA. The award shall be enforceable in any court of competent jurisdiction. The Parties undertake to carry out any decision or award of the tribunal without delay.

(c) Notwithstanding anything to the contrary in this Agreement, subject to Section 9.7(d), the Company, on behalf of itself and its controlled Affiliates, and each of the other Parties hereto acknowledge and irrevocably agree (i) that any legal proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Source arising out of, or relating to, the Merger, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each such Party submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such legal proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court; (v) to waive the right to a jury trial in connection with any such legal proceeding, (vi) any such legal proceeding will be governed, construed and enforced in accordance with the laws of the State of New York; and (vii) that a final judgment in any such legal proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

10.6 Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, subject to Section 9.5(d), Section 9.7 and this Section 10.6, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement and seek to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the courts of the State of California without necessity of posting a bond or other form of security. Prior to the valid termination of this Agreement, in the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b) Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Parent has an obligation hereunder to cause the Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and such obligation of Parent will be subject to the requirements set forth in clause (A) below, and the right of the Company to specific performance in connection with enforcing (x) such obligation of Parent and the Company’s third party beneficiary rights under the Equity Commitment Letter will be subject to the requirements that (A) all of the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the time the Closing would have occurred but for the failure of the Financing to be funded); (B) Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 2.2; and (C) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Financing is funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur (and the Company has not revoked, withdrawn, modified or conditioned such irrevocable confirmation), and Parent and Merger Sub fail to complete the Closing within three (3) Business Days after delivery of the Company’s irrevocable written confirmation. Subject to Sections 9.5(d)(iii) and 9.7, the election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate the Agreement and collect the Parent Termination Fee pursuant to Section 9.5(c) or pursuing any other remedy available at law or equity. Notwithstanding anything to the contrary contained in this Agreement, (i) the Company’s termination of this Agreement and payment to the Company of the Parent Termination Fee shall terminate any right of the Company to injunctive relief or specific performance and (ii) while the Company may pursue both a grant of specific performance as and only to the extent permitted by this Section 10.6 and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 9.5), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to require Parent and Merger Sub to effect the Closing, on the on hand, and payment of the Parent Termination Fee, on the other hand. Notwithstanding the foregoing, in no event shall the Company or any of its equityholders be entitled to seek the remedy of specific performance of this Agreement directly against any Debt Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing.

10.7 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by email; or two (2) Business Days after deposit with an overnight courier, if sent by an overnight courier. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.7:

If to the Company:

Majesco
412 Mount Kemble Ave., Suite 110C
Morristown, NJ 07960
Attention:	Lori Stanley, General Counsel
Telephone:	(973) 496-9018
Email:	lori.stanley@majesco.com

with a copy to (which shall not constitute notice):

Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112
Attention:	Valérie Demont and John Tishler
Telephone:	(212) 634-3040 (858) 720-8943
Email:	vdemont@sheppardmullin.com jtishler@sheppardmullin.com

If to Parent or Merger Sub:

c/o Thoma Bravo, L.P.
600 Montgomery Street, 20th Floor
San Francisco, CA 94111
Attention:	A.J. Rohde and Matt LoSardo
Email:	arohde@thomabravo.com and mlosardo@thomabravo.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, Illinois 60654
Attention:	Gerald T. Nowak, P.C., Theodore A. Peto, P.C. and Aisha Lavinier
Email:	gerald.nowak@kirkland.com, theodore.peto@kirkland.com, and aisha.lavinier@kirkland.com

10.8 Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Letter, the Parent Disclosure Letter, the Limited Guaranty the Equity Commitment Letter, the Support Agreements and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to the subject matters hereof.

(b) In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and the Exhibits, Schedules, the Equity Commitment Letter, the Support Agreements, the Limited Guaranty, the Company Disclosure Letter or the Parent Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter or the Parent Disclosure Letter (as applicable)), or the Confidentiality Agreement, on the other hand, the statements in the body of this Agreement shall control.

10.9 Third Party Beneficiaries. Except (a) from and after the Effective Time, the Indemnified Parties with respect to (i) the provisions of Section 7.12 [Indemnification; Directors’ and Officers’ Insurance], (ii) the right of holders of Company Common Stock, Company Warrant and Company Equity Awards as of the Effective Time, after the Effective Time, to receive the aggregate Merger Consideration payable pursuant to Article III of this Agreement, and (iii) the indemnification and reimbursement obligations of Parent pursuant to Section 7.13 [Financing and Financing Cooperation], and (b) that each Debt Financing Source shall be an express third party beneficiary with respect to Sections 9.7(d), 10.3(a), 10.5(a), 10.5(c), 10.6(b), 10.9, 10.10 and 10.13, and such provisions shall be enforceable by the Debt Financing Sources and their respective successors and assigns solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of July 20, 2020 or as of any other date.

10.10 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling Person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 10.10 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

10.11 Fulfillment of Obligations. Whenever this Agreement requires an Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Affiliate to take such action. Whenever this Agreement requires an Affiliate of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Affiliate to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Affiliate to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.12 Severability. Any provision of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the original intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 7.12 [Indemnification; Directors’ and Officers’ Insurance], no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 10.11 [Fulfillment of Obligations], and any attempted or purported assignment or delegation in violation of this Section 10.13 shall be null and void; provided, however, that Parent may designate another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other wholly owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of July 20, 2020 shall be deemed representations and warranties made with respect to such other wholly owned Subsidiary as of the date of such designation; provided, further that any such designation shall not reasonably be expected (in the Company’s reasonable determination) to prevent or materially impede or materially delay the consummation of the Transactions or otherwise adversely affect the rights of the stockholders of the Company under this Agreement; provided, further, that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or in part from time to time, to (a) one or more of its Affiliates and/or any parties providing Debt Financing pursuant to the terms thereof (including for the purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such Debt Financing) at any time, and (b) after the Effective Time, to any Person. Any purported assignment in violation of this Agreement is void.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

MAJESCO

By	/s/ Adam Elster
	Name:	Adam Elster
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

MAGIC INTERMEDIATE, LLC

By	/s/ A.J. Rohde
	Name:	A.J. Rohde
	Title:	President and Assistant Secretary

MAGIC MERGER SUB, INC.

By	/s/ A.J. Rohde
	Name:	A.J. Rohde
	Title:	President and Assistant Secretary

[Signature Page to Merger Agreement]

Exhibit A

Form of Written Consent

Action by Written Consent of the Stockholders
Pursuant to Section 603 of the California Corporations Code of the State of California

The undersigned stockholder of Majesco, a California corporation (the “Company”), being the holder of a majority in voting power of the issued and outstanding shares of common stock of the Company, par value $0.002 per share (the “Common Stock”), of the Company, constituting the requisite vote of the stockholders of the Company, pursuant to Section 603 of the California Corporations Code, as amended (“CCC”), and the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company, in each case, as amended through the date hereof, DOES HEREBY CONSENT to the adoption of, and DOES HEREBY ADOPT the following resolutions in lieu of a meeting of the holders of Common Stock (the “Stockholders”) with the same force and effect as if taken at a duly convened meeting of the Stockholders. This written consent may be executed in one or more counterparts and shall become effective upon the execution of this Written Consent by the undersigned Stockholder. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (defined below).

WHEREAS, the board of directors of the Company (the “Board”) has (a) unanimously approved and declared advisable that certain Amended and Restated Agreement and Plan of Merger (in the form attached hereto as Exhibit A, including the exhibits and schedules thereto, the “Merger Agreement”), dated as of August 8, 2020, by and among Magic Intermediate, LLC, a Delaware limited liability company (“Parent”), Magic Merger Sub, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, and the transactions contemplated thereby (including, but not limited to the Merger, collectively, the “Transactions”), on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of the Stockholders, and (c) recommended that the Stockholders approve the Merger Agreement and the consummation by the Company of the Transactions;

WHEREAS, the Board (a) has submitted the Merger Agreement to a vote of the Stockholders, and (b) seeks this written consent of the Stockholders (in lieu of a meeting of the Stockholders) to approve the Merger Agreement and the Transactions;

WHEREAS, the Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Company, whereby the separate corporate existence of the Merger Sub will cease and the Company will continue as the surviving corporation and as a wholly-owned subsidiary of Parent;

WHEREAS, the undersigned Stockholder is the holder of a majority in voting power of the Common Stock, constituting the requisite vote of the Stockholders pursuant to the CCC;

WHEREAS, the undersigned Stockholder has been afforded an opportunity to review the Merger Agreement and to ask questions of the Company regarding the Merger Agreement and the Transactions;

WHEREAS, the undersigned hereby acknowledges that the Merger Agreement provides that the Merger Agreement may be terminated and abandoned at any time prior to the Effective Time (as defined therein), in the manner provided therein, including by the Company and Parent in the manner provided in the Merger Agreement;

WHEREAS, the undersigned Stockholder hereby acknowledges that this Written Consent is irrevocable; and

WHEREAS, the undersigned Stockholder reaffirms that, pursuant to the terms of that certain Support Agreement, dated as of July 20, 2020, as amended on August 8, 2020, by and among the Company, the undersigned Stockholder, Parent and Merger Sub, such Stockholder irrevocably waived any dissenters’, appraisal and similar rights under the CCC or otherwise, in connection with the Merger Agreement and the Transactions.

NOW, THEREFORE, BE IT RESOLVED, that the undersigned Stockholder irrevocably and unconditionally hereby approves the Merger Agreement and the Transactions, in accordance with Sections 152, 603 and 1201 and any other applicable provisions of the CCC; and

FURTHER, RESOLVED, that any specific resolutions that may be required to have been adopted by the Stockholders in connection with the consummation of the Transactions contemplated by the foregoing resolutions be, and the same hereby are, adopted, and that each officer of the undersigned Stockholder be, and hereby is, authorized in the name and on behalf of the undersigned Stockholder to certify as to the adoption of any and all such resolutions.

[Signatures on the Following Page]

The undersigned, by executing this written consent in the space provided below, does hereby consent to the adoption of, and does hereby adopt the foregoing resolutions. This written consent shall be filed with the minutes of the proceedings of the Company.

Dated: ________, 2020	MAJESCO LIMITED

By:
Name:
Title:

Exhibit B

Form of Articles of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
MAJESCO

Article I

The name of the Corporation is Majesco.

Article II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust corporation business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Article III

The total number of shares of capital stock which the Corporation has authority to issue is One Thousand 1,000 shares of Common Stock, with a par value of $0.01 per share.

Article IV

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise requires, any amendment, repeal or modification of this Article IV shall not adversely affect any right of any director under this Article IV that existed at or prior to the time of such amendment, repeal or modification.

Article V

To the maximum extent permitted from time to time under the law of the State of California, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or shareholders, other than those officers, directors or shareholders who are employees of the Corporation. No amendment or repeal of this Article V shall apply to or have any effect on the liability or alleged liability of any officer, director or shareholder of the Corporation for or with respect to any opportunities of which such officer, director, or shareholder becomes aware prior to such amendment or repeal.

B-1

Article VI

The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) to the fullest extent permissible under California law through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise and in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code. Unless applicable law otherwise requires, any amendment, repeal or modification of any provision of this Article VI shall not adversely affect any contract or other right to indemnification of an agent of the Corporation that existed at or prior to the time of such amendment, repeal or modification.

The Corporation shall have the power to purchase and maintain insurance on behalf of any agent (as defined in Section 317 of the General Corporation Law) of the Corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent’s status as such to the fullest extent permissible under California law and whether or not the Corporation would have the power to indemnify the agent under Section 317 of the General Corporation Law or these Articles of Incorporation.

For the purposes of this Article VI, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger and the corporation which, if its separate existence had continued, would have had power and authority to (or in fact did) indemnify its directors, officers or agents, so that any person who is or was a director, officer or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

B-2

Exhibit C

Form of Paying Agent Agreement

PAYING AGENT AGREEMENT

This PAYING AGENT AGREEMENT (this “Agreement”) is entered into as of [●], by and among American Stock Transfer & Trust Company, LLC (the “Paying Agent”), Magic Intermediate, LLC, a Delaware limited liability company (the “Parent”), and Majesco, a California corporation (with CUSIP # _____________ and Tax ID # _________________) (the “Company”), in connection with that certain Amended and Restated Agreement and Plan of Merger, dated as of August 8, 2020 (the “Merger Agreement”), among Parent, Magic Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, whereby Merger Sub will merge with an into the Company with the Company as the surviving corporation (the “Merger”). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

Pursuant to the Merger Agreement, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than (i) shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and shares of Company Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and has properly demanded that the Company purchase such shares for their fair market value in accordance with, and who complies in all respects with, Chapter 13 of the California Corporations Code (each, a “Dissenting Share”) (the “Shares”), shall be converted into the right to receive cash in the amount of $[●] per Share in cash (the “Merger Consideration”), subject to any required withholding of Taxes, upon the terms and subject to the conditions set forth therein.

The Parent hereby appoints the Paying Agent to act in accordance with the following provisions while performing its duties in connection with the Merger and the payment of the Merger Consideration:

1.	The Paying Agent agrees to perform its duties hereunder in connection with the payment of the Merger Consideration in accordance with the terms of this Agreement. The Paying Agent shall take such reasonable action as may from time to time be requested by Parent.

2.	With respect to each certificate formerly representing any of the Shares (each, a “Certificate”), as promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days thereafter), the Company shall cause the Paying Agent to provide or make available to each holder of record of each Certificate (i) notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal in customary form and reasonably approved by the Company, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate) to the Paying Agent (the “Letter of Transmittal”), and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate) to the Paying Agent (including instructions with respect to the delivery to the Paying Agent of IRS Form W-9 or IRS Form W-8, as applicable).

3.	With respect to each book-entry account formerly representing any non-certificated Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Company shall cause the Paying Agent to provide or make available to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger and (ii) a check in the amount (after giving effect to any required Tax withholdings) of (A) the number of Non-DTC Book-Entry Shares held by such holder multiplied by (B) the Merger Consideration, and the Non-DTC Book-Entry Shares so surrendered shall forthwith be cancelled.

4.	With respect to each book-entry account formerly representing any non-certificated Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent and DTC to ensure that the Paying Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 10:30 a.m. EST on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration for each such Share that each such holder has the right to receive pursuant to the Merger Agreement.

5.	Parent will deliver or cause to be delivered to the Paying Agent a complete and correct list of holders of Dissenting Shares, if any, along with instructions as to the disposition of such Dissenting Shares held by such holders should they be presented to the Paying Agent for exchange. Parent is aware that holders of Dissenting Shares held in “street name” should be instructed to work through their broker to obtain a Certificate or to have their Dissenting Shares issued into a direct registration book-entry position with DTC prior to the Effective Time so that they may be readily segregated from the Shares.¶ At the request of Parent or the Company, the Paying Agent will supply copies of the Letter of Transmittal, return envelopes and/or other documents reasonably requested by Parent or the Company to be enclosed in any mailings made by the Company to any holders of Dissenting Shares.

6.	The Paying Agent shall examine the Letters of Transmittal, Certificates and other documents delivered or mailed to it by or for the holders thereof to ascertain whether: (i) the Letters of Transmittal and any other documents submitted to the Paying Agent are properly executed and have otherwise been surrendered in accordance with the instructions set forth therein; and (ii) the Shares have otherwise been surrendered in accordance with the instructions provided. In each case where a Letter of Transmittal or other document has been improperly executed or completed or, for any other reason, is not in proper form, or some other irregularity exists, the Paying Agent shall endeavor to take such action as it considers best suited to notify the surrendering shareholder thereof and as to the appropriate means of resolving the same. Determination of all questions as to the proper completion or execution of Letters of Transmittal and any other documents submitted to the Paying Agent as to the proper form for transfer of the Certificates or as to any other irregularity in connection with the acceptance of the Merger Consideration shall be made by the Paying Agent in consultation with, and with the prior consent of, officers or counsel for the Parent, and any determination made by the Parent, who shall have ultimate authority, shall be final and binding.

7.	Surrenders of Shares may be made only as set forth in the Letters of Transmittal. Letters of Transmittal, shall be noted by the Paying Agent as to the date and time of receipt and shall be preserved and retained by the Paying Agent as permanent records. Upon surrender to the Paying Agent of a Certificate (or affidavit of loss in lieu of a Certificate) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Company shall cause the Paying Agent to promptly (and in any event, within three (3) Business Days thereafter) provide or make available to each holder of record of any such Certificate in exchange therefore a check in the amount (after giving effect to any required Tax withholdings) of (A) the number of Shares represented by such Certificate (or affidavit of loss in lieu of a Certificate) multiplied by (B) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No holder of Book-Entry Shares will be required to provide a Certificate or an executed Letter of Transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to the Merger Agreement in respect of such holder’s Book-Entry Shares.

8.	In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration payable pursuant to the Merger Agreement had such lost, stolen or destroyed Certificate been surrendered.

9.	The Paying Agent shall comply with, and shall arrange to comply with, all requirements under the tax laws of the United States, including those relating to missing tax identification numbers, and shall file any appropriate reports with the Internal Revenue Service (“IRS”) (e.g., 1099, 1099-B, etc.) The Paying Agent may be required to deduct and withhold backup withholding tax from cash paid to holders who have not supplied their correct taxpayer identification number or required certification. Such funds shall be turned over to the IRS by the Paying Agent.

10.	The Paying Agent shall keep and maintain complete and accurate ledgers showing all Shares exchanged by it and payments made by it and provide copies of such ledgers upon the reasonable request of Parent. The Paying Agent is authorized to cooperate with and furnish information to any organization or its legal representatives designated from time to time by the Parent in any manner reasonably requested by any of them in connection with the Merger and share exchange pursuant thereto.

11.	All Certificates surrendered to the Paying Agent shall be retained by it as required by the regulations of the Securities and Exchange Commission of the United States.

12.	At or prior to the Closing, the Parent will deposit or cause to be deposited, with the Paying Agent in an account for the benefit of the surrendering holders of Shares, at JP Morgan Chase, 55 Water Street, New York, NY, ABA # , Acct# (and referencing name of the Company), federal or other immediately available funds in an amount equal to the number of Shares multiplied by the Merger Consideration (the “Exchange Fund”) payable upon surrender of the Shares. The Paying Agent will draw upon the funds in the Exchange Fund, at or following the Closing, as required to make payments for the Shares and any applicable tax withholding payments. The Exchange Fund, once deposited with the Paying Agent, shall, until such disbursement to the holders of Shares, be held in trust for the benefit of holders of Shares converted into the right to receive the Merger Consideration and shall not be used for any other purpose. The Paying Agent will not be obligated to calculate or pay interest to any holder or party and no interest shall be paid or accrue on any cash payable upon the surrender of any Certificate or the conversion of any Book-Entry Shares.

13.	Upon request, the Paying Agent shall provide to the Parent the information on the number of the Shares which have been properly surrendered and such other information as Parent may reasonably request.

14.	After the six (6) month anniversary of the Closing Date, for the purposes of facilitating the surrender of the Shares, and/or the payment of the Merger Consideration, the Paying Agent may select and use the services of a shareholder locating service provider (the “Provider”), to locate and contact (i) holders who have not surrendered their Shares, including lost Certificates, and (ii) former holders of Shares who may not have yet cashed their checks representing the Merger Consideration. The Provider may compensate the Paying Agent for processing and other services. The Provider shall inform any located shareholders that they may choose either to contact the Paying Agent directly to receive the Merger Consideration at no charge other than any applicable fees, or to utilize the services of the Provider for a fee, which may not exceed the lesser of twenty percent (20%) of the total value of the Merger Consideration or the maximum fee allowed pursuant to any applicable state statute. These locating services shall be done at no cost to the Parent. Should the Parent elect to utilize a provider other than the one selected by the Paying Agent, additional fees may apply.

15.	The Paying Agent shall identify, report and deliver all unclaimed Shares and related unclaimed property to all states and jurisdictions for the Company in accordance with applicable abandoned property law. The Paying Agent shall not charge the Parent for services relating to the escheatment of property (with the exception of reasonable, documented and customary out- of-pocket expenses), as the Paying Agent will receive compensation from agents for the states for processing and support services it provides relating to the initial compliance with applicable abandoned property law.

16.	Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund) that remains unclaimed by the holders of the Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent. Any holder of Shares who has not theretofore surrendered or transferred their Certificates for exchange pursuant to the Merger Agreement shall thereafter look only to Parent or the Surviving Corporation for delivery of the Merger Consideration that such holder has the right to receive pursuant to the Merger Agreement. Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares of the Company’s capital stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

17.	The Paying Agent:

(a)	shall have no duties or obligations other than those specifically set forth herein or as otherwise agreed in writing between the Paying Agent and Parent;

(b)	shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of the Certificates surrendered to the Paying Agent, properly deposited with it hereunder in accordance with the terms and provisions hereof and reasonably believed in good faith to be valid and genuine, and shall not be required to and shall make no representation as to the validity, value or genuineness of the Merger;

(c)	may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter or other document or security delivered to the Paying Agent and reasonably believed by it to be genuine and to have been signed by the proper party or parties;

(d)	may rely on, and shall be protected in acting upon, written instructions given by any officer of, or any party authorized in writing by, the Parent with respect to any matter relating to the Paying Agent’s actions;

(e)	may employ or retain, at its sole cost and expense, such reputable agents (including but not limited to, vendors, advisors and subcontractors) as it reasonably requires to perform its duties and obligations hereunder; may pay reasonable remuneration for all services so performed by such agents; shall not be responsible for any misconduct on the part of such agents (except as a result of the Paying Agent’s fraud, gross negligence, bad faith or willful misconduct); and in the case of reputable legal counsel, may rely on the written advice or opinion of such counsel, which shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Paying Agent hereunder in good faith and in accordance with such advice or opinion; and

(f)	shall have in place appropriate and reasonable security measures, consistent with the type of data being processed and the services being provided by the Paying Agent, to protect such data, which measures shall implement best industry protections and include physical, electronic and procedural safeguards to protect such data against any data security breach, to protect the security of personal data and prevent a data security breach, including, without limitation, a breach resulting from or arising out of the Paying Agent’s internal use, processing or other transmission of data.

18.	The Parent agrees to pay the Paying Agent for services rendered hereunder, as set forth in the schedule attached to this Agreement.

19.	The Parent and the Company hereby jointly covenant and agree to indemnify, reimburse and hold the Paying Agent and its officers, directors, employees and agents (each, a “Paying Agent Indemnified Person”) harmless against any loss, liability or reasonable, documented and out-of-pocket expense (including reasonable and documented legal and other fees and expenses) incurred by a Paying Agent Indemnified Person arising out of or in connection with entering into this Agreement or the performance of its duties hereunder in each case resulting from any third party claims, except for such losses, liabilities or expenses incurred as a result of its gross negligence, bad faith, fraud or willful misconduct. Neither the Parent nor the Company shall be liable under this indemnity with respect to any claim against a Paying Agent Indemnified Person unless the Parent and the Company are notified of the written assertion of a claim against it, or of any action commenced against a Paying Agent Indemnified Person, promptly after such Paying Agent Indemnified Person shall have received any such written information as to the nature and basis of the claim; provided, however, that failure by the Paying Agent to provide such notice shall not relieve the Parent or the Company of any liability hereunder if no prejudice occurs. If any Paying Agent Indemnified Person is entitled to indemnification hereunder with respect to any action or proceeding brought by a third party, Parent shall be entitled to assume the defense of any such action or proceeding. Upon assumption by Parent of the defense of any such action or proceeding, such Paying Agent Indemnified Person shall have the right to participate in such action or proceeding and to retain its own counsel but Parent shall not be liable for any legal expenses of other counsel subsequently incurred by such Paying Agent Indemnified Person in connection with the defense thereof, unless Parent has agreed in writing to pay such fees and expenses. The Paying Agent hereby covenants and agrees to indemnify, reimburse and hold Parent, Merger Sub, the Company, the Surviving Corporation and their respective officers, directors, employees and agents (each, a “Parent Indemnified Person”) harmless against any loss, liability or reasonable, documented and out-of-pocket expense (including legal and other fees and expenses) incurred by a Parent Indemnified Person arising out of or in connection with the fraud, gross negligence, bad faith or willful misconduct of a Paying Agent Indemnified Person. None of Parent, Merger Sub, the Company or the Surviving Corporation shall be liable under this indemnity for any settlement made without its prior written consent.

Except with respect to indemnification obligations in respect of third-party claims, no party hereto shall have any liability for any incidental, special, statutory, indirect or consequential damages, or for any loss of profits, revenue, data or cost of cover.

All provisions regarding indemnification, liability and limits thereon shall survive the resignation or removal of the Paying Agent or the termination of this Agreement.

20.	Any notice or communication by the Paying Agent or the Parent to the other is duly given if in writing and delivered in person or via first class mail (postage prepaid) or overnight air courier to the other’s address.

If to the Parent:

c/o Thoma Bravo, L.P.
600 Montgomery Street, 20th Floor
San Francisco, CA 94111
Attention:	A.J. Rohde and Matt LoSardo
Email:	arohde@thomabravo.com and mlosardo@thomabravo.com

with copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, Illinois 60654
Attention:	Gerald T. Nowak, P.C., Theodore A. Peto, P.C. and Aisha Lavinier
Email:	gerald.nowak@kirkland.com, theodore.peto@kirkland.com, and aisha.lavinier@kirkland.com

If to the Company:

Majesco
412 Mount Kemble Ave., Suite 110C
Morristown, NJ 07960
Attention:	Lori Stanley
Email:	lori.stanley@majesco.com

with copy to:

Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112
Attention:	Valérie Demont and John Tishler
Telephone:	(212) 634-3040 (858) 720-8943
Email:	vdemont@sheppardmullin.com jtishler@sheppardmullin.com

If to the Paying Agent:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Attn: Corporate Actions

Tel: (718) 921.8200

with copy to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Attn: General Counsel

Tel: (718) 921.8200

The Paying Agent and the Parent may, by notice to the other, designate additional or different addresses for subsequent notices or communications.

21.	If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an agreement between us to the full extent permitted by applicable law.

22.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law, and shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

23.	Neither this Agreement, nor any rights or obligations hereunder, may be assigned by any party without the written consent of the other parties hereto. However, (i) the Paying Agent may assign this Agreement or any rights granted hereunder, in whole or in part, either to affiliates, another division, subsidiaries or in connection with its reorganization or to successors of all or a majority of the Paying Agent’s assets or business without the prior written consent of the Parent, provided that such Person expressly assumes in writing all of the Paying Agent’s obligations hereunder and (ii) the Parent may assign this Agreement or any rights granted hereunder, in whole or in part, to any Person who succeeds to the rights and obligations of Parent under the Merger Agreement without the prior written consent of the Paying Agent, provided that the Paying Agent has provided the Parent and the Company written notice of such assignment.

24.	No provision of this Agreement may be amended, modified or waived, except in writing signed by all of the parties hereto.

25.	Nothing herein contained shall amend, replace or supersede any agreement between the Company and the Paying Agent to act as the Company’s transfer agent, which agreement shall remain of full force and effect.

26.	Either the Parent or Paying Agent may terminate this Agreement upon 30 days prior written notice to the other parties, and upon the effective date of such termination, the Paying Agent shall immediately deliver to the Parent, or to such successor agent or other Person as may be designated in writing by the Parent, any portion of the Exchange Fund that remains unclaimed at that time. Unless so terminated, this Agreement shall continue in effect until all Shares have been received and paid for, or until the final delivery of all consideration(s) to the shareholder(s) or to the appropriate states as unclaimed property. In the event of such termination, the Parent will appoint a successor paying agent and inform the Paying Agent of the name and address of any successor paying agent so appointed, provided that no failure by the Parent to appoint a successor paying agent shall effect the termination of this Agreement or the discharge of Paying Agent as paying agent hereunder. Upon any such termination, Paying Agent shall be relieved and discharged of any further responsibilities with respect to its duties hereunder.

27.	The Paying Agent acknowledges that it will acquire information and data from the Company, and all such information and data are confidential and proprietary information of the Company (collectively, “Confidential Information”). Confidential Information may include, but shall not be limited to, information related to the Company’s clients, business plans, ownership structure, business processes, and other related data, all in any form whether electronic or otherwise, that the Paying Agent acquires in connection with this Agreement. Confidential Information will not include, however, any information that (i) was in the possession of the Paying Agent at the commencement of the services contemplated under this Agreement, (ii) became part of the public domain through no fault of the Paying Agent or (iii) became rightfully known to the Paying Agent or its affiliates through a third party with no obligation of confidentiality to the Company, or (iv) is independently developed by the Paying Agent. The Paying Agent agrees not to disclose the Confidential Information to others (except as required by law) or use it in any way, commercially or otherwise, except in performing services hereunder, and shall not allow any unauthorized person access to the Confidential Information. The Paying Agent further agrees to exercise at least the same degree of care as it uses with regard to its own confidential information, but in no event less than reasonable degree of care, in protecting the Confidential Information. In the event that the Paying Agent or any of its representatives are requested or required by law, regulatory authority or other applicable judicial or governmental order to disclose any Confidential Information, the Paying Agent will provide the Parent and the Company with prompt written notice of any such request or requirement so that the Parent or the Company may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Agreement. In the event that such protective order or other remedy is not obtained, or that the Parent or the Company waives compliance with the terms hereof, the Paying Agent may disclose only that portion of the Confidential Information which is legally required and the Paying Agent will use its reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded to such Confidential Information.

28.	This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute one and the same instrument. The parties agree that this Agreement may be signed electronically and such electronic signature shall be treated in all respects as having the same effect as an original signature.

[signature page follows]

This Paying Agent Agreement has been executed by the parties hereto as of the date first written above.

Magic INTERMEDIATE, LLC

By:
	Name:	A.J. Rohde
	Title:	President and Assistant Secretary

[Signature Page Parent Paying Agent Agreement]

MAJESCO

By:
Name:
Title:

[Signature Page Parent Paying Agent Agreement]

Agreed & Accepted:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:
Name:
Title:

[Signature Page Parent Paying Agent Agreement]

Fee Schedule

Project fee of $___________

Plus out-of-pocket and extraordinary expenses

Annual Maintenance fee.

Fees are payable prior to the effective date

Santander Bank NA.

601 Penn Street

Reading, PA 19601

ABA # 231372691

SWIFT CODE: SVRNUS33

For further credit to: American Stock Transfer & Trust, LLC

6201 15TH Avenue

Brooklyn, NY 11219

Account #

Reference: Company name

Attn: Accounts Receivable

The party below is responsible for payment of the fees:

Name:

Attention:

Address:

Address:

Address:

Facsimile:

Phone:

Email:

The fees quoted in this schedule apply to services ordinarily rendered by American Stock Transfer & Trust Company, LLC (“AST”) as paying agent and are subject to adjustment based on final review of documents, or when AST is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Out-of-pocket expenses include, but are not limited to, 1099’s (calculations, production, print, mail, and IRS reporting), cost basis calculations and reporting, and regulatory mailings. Furthermore, the fees quoted in this schedule are based upon information provided to AST and are subject to change upon modification or supplementation of such information resulting in the provision of additional services by AST. Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, calculations, notices and reports, legal fees and unanticipated transaction costs (including charges for wire transfers, checks, internal transfers and securities transactions) will be billed as extraordinary expenses.

Exhibit D

Form of FIRPTA Certificate

[DATE OF CLOSING]

Via Certified Mail

Internal Revenue Service

Ogden Service Center

P.O. Box 409101

Ogden, UT 84406

Re: Notice Pursuant to Treasury Regulations Section 1.897-2(h)(2)

Ladies and Gentlemen:

At the request of Magic Intermediate, LLC, a Delaware limited liability company, ("Parent"), in connection with the acquisition of the outstanding capital stock of Majesco, a California corporation ("Company"), Company provided the attached statement to Parent on the date hereof. This notice is provided pursuant to the requirements of Treasury Regulations Section 1.897-2(h)(2). A copy of a certificate, dated as of the date of this notice, furnished to Parent by Company under Treasury Regulations Section 1.1445-2(c)(3) (the "FIRPTA Certificate") is attached hereto.

The following information relates to the corporation providing the notice:

Name:	Majesco
Address:	412 Mount Kemble Ave.
Suite 110c
Morristown, NJ 07960
Taxpayer ID Number:	[●]

The attached statement was not requested by a foreign interest holder. It was voluntarily provided by Company in response to a request from the Parent in accordance with Treasury Regulations Section 1.1445-2(c)(3)(i).

The following information relates to the corporation that requested the notice:

Name:	Magic Intermediate, LLC
Address:

Taxpayer ID Number:	[●]

The interest in question (capital stock of Company) is not a "United States real property interest", as that term is defined in Section 897(c)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code") because Company is not, and has not been within the five-year period preceding the date hereof, a "United States real property holding corporation" as that term is defined in Section 897(c)(2) of the Code.

D-1

Under penalties of perjury, the undersigned, an officer of Company, declares that the above notice (including the FIRPTA Certificate attached hereto) is correct to his knowledge and belief and further declares that he has the authority to sign this document on behalf of Company.

Enclosed is a duplicate signed copy of this notice that we ask to be date stamped received by the Internal Revenue Service and returned to us in the self-addressed stamped envelope provided.

MAJESCO

By:
Title:

D-2

Certificate Under Treasury Regulations Section 1.1445-2(c)(3)

Section 1445 of the Internal Revenue Code of 1986, as amended (the "Code"), provides that a transferee (buyer) of a United States real property interest must withhold tax if the transferor (seller) is not a United States person. In order to confirm that Magic Intermediate, LLC, a Delaware limited liability company ("Parent"), as transferee, is not required to withhold tax upon its acquisition of all the outstanding capital stock of Majesco, a California corporation ("Company"), the undersigned, an officer of Company, hereby certifies as follows:

1.	The stock of Company does not constitute a "United States real property interest", as that term is defined in Section 897(c)(1)(A) of the Code;

2.	The determination in Paragraph 1, above, is based on a determination by Company that Company is not, and has not been a "United States real property holding corporation", as that term is defined in Section 897(c)(2) of the Code, during the five-year period ending on the date hereof;

3.	Company's federal employer identification number is [●]; and

4.	Company's office address is:

Majesco

412 Mount Kemble Ave.

Suite 110c

Morristown, NJ 07960

Company understands that this certification may be disclosed to the Internal Revenue Service by Parent and that any false statement contained herein could be punished by fine, imprisonment or both.

This certification constitutes authorization for Parent, as agent for Company, to deliver a copy of this certification letter, along with the appropriate notification, to the Internal Revenue Service on behalf of Company.

Under penalties of perjury I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete, and I further declare that I have the authority to sign this document on behalf of Company.

Dated: [●], 2020	MAJESCO

By:
Title:

D-3